SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2008 and 2009

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND June 30, 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
Assets
Property, plant and equipment (Notes 3 and 4):	KRW	109,305,083	KRW	111,426,870	$87,496,561
Less: accumulated depreciation		(44,351,255)		(47,274,233)	(37,121,502)
Less: construction grants		(5,336,110)		(5,956,712)	(4,677,434)

		59,617,718		58,195,925	45,697,625
Construction in-progress		10,177,567		14,625,114	11,484,188

Net property, plant and equipment		69,795,285		72,821,039	57,181,813

Investments and other assets:
Long-term investment securities (Note 6)		2,717,195		3,038,872	2,386,236
Long-term loans (Notes 7)		605,585		652,112	512,063
Financial derivatives		1,326,546		1,190,844	935,095
Intangible assets (Notes 5 and 30)		946,847		974,078	764,883
Deferred income tax assets (Note 26)		1,963,520		1,772,020	1,391,457
Other non-current assets (Notes 8, 18 and 31)		504,408		584,557	459,016

Total non-current assets		77,859,386		81,033,522	63,630,563

Current assets:
Cash and cash equivalents (Notes 9 and 18)		1,452,286		1,764,095	1,385,234
Trade receivables, less allowance for doubtful accounts of KRW48,161 million in 2008 and KRW62,467 million in 2009 (Notes 18, 29 and 30)		2,806,974		2,482,812	1,949,597
Other accounts receivable, less allowance for doubtful accounts of KRW 19,509 in 2008 and KRW20,281 million in 2009 (Notes 18, 29 and 30)		725,578		690,446	542,164
Short-term investment securities (Note 6)		14,502		12,143	9,535
Short-term financial instruments (Note 18)		316,442		483,974	380,035
Financial derivatives		3		34	27
Inventories (Note 10)		4,272,098		4,707,879	3,696,803
Deferred income tax assets (Note 26)		563,163		432,940	339,961
Other current assets (Notes 11 and 18)		188,178		299,807	235,420

Total current assets		10,339,224		10,874,130	8,538,776

Total assets	KRW	88,198,610	KRW	91,907,652	$72,169,339

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2008 AND June 30, 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock of KRW5,000 par value authorized 1,200,000,000 shares - Issued and outstanding 641,567,712 shares in 2009 and 2008 (Note 12)	KRW	3,207,839	KRW	3,207,839	$2,518,916
Capital surplus (Note 12)		14,558,531		14,558,531	11,431,905
Capital adjustments (Note 14)		(741,489)		(741,587)	(582,322)
Accumulated other comprehensive income (Notes 15 and 33)		435,064		354,779	278,586
Retained earnings:
Appropriated (Note 13)		26,462,200		23,509,731	18,460,723
Before appropriations		(2,960,276)		(671,600)	(527,366)
Minority interest in consolidated subsidiaries		312,945		343,824	269,984

Total shareholders’ equity		41,274,814		40,561,517	31,850,426

Long-term liabilities:
Long-term debt, net (Notes 17 and 29)		23,318,811		28,685,150	22,524,656
Long-term other account payable (Note 20)		3,576,369		3,654,228	2,869,437
Accrual for retirement and severance benefits, net (Note 19)		1,735,457		1,727,002	1,356,107
Liability for decommissioning costs (Note 20)		5,470,764		5,609,441	4,404,744
Provision for decontamination of transformer (Note 21)		249,947		247,781	194,567
Reserve for self insurance		115,268		114,681	90,052
Financial derivatives		21,297		14,393	11,302
Deferred income tax liabilities (Note 26)		1,193,709		858,703	674,286
Other long-term liabilities (Note 31)		706,311		733,894	576,281

Total long-term liabilities		36,387,933		41,645,273	32,701,432

Current liabilities:
Trade payables (Notes 18, 29 and 30)		2,304,934		1,234,680	969,517
Other accounts payable (Note 18, 29 and 30)		794,155		666,796	523,593
Short-term borrowings (Note 16)		1,357,710		1,748,533	1,373,014
Current portion of long-term debt, net (Notes 17 and 29)		4,444,783		4,574,068	3,591,730
Income tax payable		461,707		110,787	86,994
Accrued expense (Note 18)		386,061		410,133	322,052
Financial derivatives		56		670	526
Deferred income tax liabilities (Note 26)		14,125		20,101	15,784
Other current liabilities (Notes 3, 18 and 22)		772,332		935,094	734,271

Total current liabilities		10,535,863		9,700,862	7,617,481

Total liabilities		46,923,796		51,346,135	40,318,913

Commitments and contingencies (Note 31)
Total shareholders’ equity and liabilities	KRW	88,198,610	KRW	91,907,652	$72,169,339

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 AND 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions, except per share amounts)				(In thousands, except per share amounts)
OPERATING REVENUES: (Notes 29 and 30)
Sale of electricity	KRW	14,563,870	KRW	15,325,686	$12,034,304
Other operating revenues		393,438		438,283	344,156

		14,957,308		15,763,969	12,378,460

OPERATING EXPENSES (Notes 24, 25, 29 and 30):
Power generation, transmission and distribution costs		13,805,541		14,390,035	11,299,596
Purchased power		—		—	—
Other operating costs		602,167		559,057	438,993
Selling and administrative expenses		798,599		727,195	571,021

		15,206,307		15,676,287	12,309,610

OPERATING INCOME		(248,999)		87,682	68,850

OTHER INCOME (EXPENSES):
Interest income		81,664		57,119	44,852
Interest expenses		(422,568)		(791,959)	(621,876)
Gain (loss) on foreign currency transactions and translation, net		(591,383)		(95,305)	(74,837)
Donations		(36,542)		(2,132)	(1,674)
Equity income of affiliates, net (Note 6)		110,493		76,087	59,746
Gain on disposal of investments, net		2,972		205	161
Loss on disposal of property, plant and equipment, net		4,214		2,816	2,211
Valuation gain (loss) on financial derivatives, net (Note 23)		342,297		29,780	23,384
Other, net		167,887		169,013	132,715

		(340,966)		(554,376)	(435,318)

INCOME BEFORE INCOME TAX		(589,965)		(466,694)	(366,468)
INCOME TAX EXPENSES (Note 26)		142,426		(174,186)	(136,777)

NET INCOME		(447,539)		(640,880)	(503,245)

Controlling interest	KRW	(469,380)	KRW	(663,793)	$(521,235)
Minority interest		21,841		22,913	17,992

	KRW	(447,539)	KRW	(640,880)	$(503,243)

BASIC EARNINGS PER SHARE (Note 27)	KRW	(754)	KRW	(1,066)	$(837)

DILUTED EARNINGS PER SHARE (Note 27)	KRW	(754)	KRW	(1,066)	$(837)

See accompanying notes to the consolidated financial statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 AND 2009

	Won (In millions)
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Accumulated other comprehensive income	Minority interests	Total
Balances at January 1, 2007	KRW	3,207,839	14,558,256	26,924,227	(741,825)	83,915	234,441	44,266,853
Net income		—	—	(469,380)	—	—	21,841	(447,539)
Dividends declared		—	—	(466,964)	—	—	—	(466,964)
Issuance of common stock for convertible bond		—	(84)	—	—	—	—	(84)
Gain on disposal of treasury stock, net of tax		—	259	—	—	—	—	259
Changes in treasury stock		—	—	—	336	—	—	336
Changes in unrealized gains on available-for-sale securities		—	—	—	—	2,395	—	2,395
Equity in other comprehensive income of affiliates		—	—	—	—	87,757	—	87,757
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	13,632	—	13,632
Changes in valuation of derivatives		—	—	—	—	2,500	—	2,500
Changes in minority interests		—	—	—	—	—	11,973	11,973
Others		—	(48)	—	—	—	—	(48)

Balances at June 30, 2008		3,207,839	14,558,383	25,987,883	(741,489)	190,199	268,255	43,471,070

Balances at January 1, 2009	KRW	3,207,839	14,558,531	23,501,924	(741,489)	435,064	312,945	41,274,814
Net income		—	—	(663,793)	—	—	22,913	(640,880)
Dividends declared		—	—	—	—	—	—	—
Discount on stock issuance adjustment		—	—	—	(98)	—	—	(98)
Gain on disposal of treasury stock, net of tax		—	—	—	—	—	—	—
Changes in treasury stock		—	—	—	—	—	—	—
Changes in unrealized gains on available-for-sale securities		—	—	—	—	(3,557)	—	(3,557)
Equity in other comprehensive income of affiliates		—	—	—	—	10,279	—	10,279
Changes in translation adjustments of foreign subsidiaries		—	—	—	—	7,775	—	7,775
Changes in valuation of derivatives		—	—	—	—	(94,782)	—	(94,782)
Changes in minority interests		—	—	—	—	—	7,966	7,966
Others		—	—	—	—	—	—	—
Balances at June 30, 2009		3,207,839	14,558,531	22,838,131	(741,587)	354,779	343,824	40,561,517

U.S. dollars (In thousands)		2,518,916	11,431,905	17,933,361	(582,322)	278,586	269,984	31,850,426

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008 AND 2009

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	KRW	(447,539)	KRW	(640,880)	$(503,243)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,852,043		2,973,536	2,334,932
Amortization of nuclear fuel and heavy water		44,182		47,237	37,092
Utility plant removal cost		113,614		100,448	78,876
Provision for severance and retirement benefits		262,539		91,482	71,835
Provision for decommissioning costs		185,595		145,968	114,620
Bad debt expense		10,519		12,431	9,761
Interest expense, net		18,252		20,640	16,207
Gain on foreign currency translation, net		507,325		58,451	45,898
Equity income of affiliates, net		(110,493)		(76,087)	(59,746)
Loss on disposal of utility plant, net		(4,214)		(2,816)	(2,211)
Deferred income tax expense (benefit), net		(249,085)		35,472	27,854
Valuation gain on currency and interest rate swaps		(342,297)		(29,780)	(23,384)
Changes in assets and liabilities:
Decrease in trade receivables		287,861		2,899,863	2,277,081
Decrease in other accounts receivable		63,255		289,326	227,190
Increase in inventories		(867,702)		(517,823)	(406,614)
Increase in other current assets		(416,559)		(82,725)	(64,959)
Decrease in trade payables		(285,028)		(3,516,774)	(2,761,503)
Decrease in other accounts payable		(237,798)		(469,432)	(368,616)
Decrease in income tax payable		(134,006)		(359,026)	(281,921)
Increase (decrease) in accrued expenses		(23,512)		18,948	14,879
Decrease in other current liabilities		(11,681)		(28,649)	(22,496)
Decrease in other long-term liabilities		(22,224)		103,940	81,618
Payment of severance and retirement benefits		(31,266)		(101,643)	(79,814)
Payment of decommissioning costs		—		—	—
Payment of self-insurance		(525)		(587)	(461)
Dividends income		437		33,434	26,254
Other, net		101,313		(15,530)	(12,195)

Net cash provided by operating activities		1,263,006		989,424	776,933

(Continued)

KOREA ELECTRIC POWER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30 2008 AND 2009

(CONTINUED)

	Won				U.S. dollars (Note 2)
	2008		2009		2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of utility plant	KRW	23,923	KRW	89,105	$69,969
Additions to utility plant		(3,584,496)		(6,670,573)	(5,237,984)
Receipt of construction grants		467,730		740,462	581,439
Proceeds from disposal of investment securities		6,257		(102,062)	(80,143)
Acquisition of investment securities		(45,476)		(235,028)	(184,553)
Increase in long-term loans, net		(120,033)		(78,731)	(61,823)
Acquisition of intangible assets		(58,779)		(129,330)	(101,555)
Increase in other non-current assets		(30,798)		(50,458)	(39,622)
Acquisition (disposal) of financial instruments, net		1,267,495		(96,499)	(75,775)
Decrease in short-term loans, net		13,662		13,392	10,516
Other		(217)		—	—

Net cash used in investing activities		(2,060,732)		(6,519,722)	(5,119,531)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		4,631,350		7,862,906	6,174,249
Repayment of long-term debt		(207,249)		(240,529)	(188,872)
Repayment of current portion of long-term debt		(3,150,824)		(2,127,441)	(1,670,547)
Proceeds from short-term borrowings, net		329,826		341,003	267,768
Dividends paid		(478,916)		(32,006)	(25,132)
Other, net		(86,767)		14,959	11,746

Net cash provided by (used in) financing activities		1,037,420		5,818,892	4,569,212

CHANGE IN CASH AND CASH EQUIVALENTS FROM THE TRANSLATION OF FOREIGN SUBSIDIARIES		23,505		22,565	17,719

INCREASE IN CASH DUE TO CHANGE IN CONSOLIDATED ENTITY		—		650	510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (Note 29)		263,199		311,809	244,843

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,574,329		1,452,286	1,140,389

CASH AND CASH EQUIVALENTS, END OF YEAR	KRW	1,837,528	KRW	1,764,095	$1,385,234

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND June 30, 2009

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. On April 1, 2007 KEPCO became designated a market orientated enterprise.

As of June 30, 2009, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 21.12%, 29.95% and 26.68%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Knowledge Economy (the “MKE”, formerly the Ministry of Commerce, Industry and Energy) on January 21, 1999 (the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. Also, to create internal competition among the business divisions and ultimately improve efficiency, KEPCO launched the strategic business units on September 25, 2006.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, Accounting Regulations for Public Enterprise Associate Government Agency, which have been approved by the Korean Ministry of Strategy and Finance and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed about Korean accounting principles and practices, the KEPCO Act and Accounting Regulations for Public Enterprise·Associate Government Agency. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

In 2007, the Company also adopted amended SKAS No. 16—“Income Taxes” which are amended such that additional payment of income taxes and income tax refunds, formerly classified as other income (expenses), are reclassified as income taxes. Moreover, consolidated subsidiaries’ deferred income tax assets and liabilities, formerly recorded at net amount, are separately recorded in the consolidated balance sheets.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities by either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

When a controlling company still has control over its subsidiaries even after the controlling company sold a portion of its investment in the subsidiaries, the disposal gain or loss realized in connection with the sale of a subsidiary’s common stock should be presented as additions or deductions of consolidated capital surplus in the consolidated financial statements.

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For downstream sales, the full amount of intercompany profit is eliminated in the consolidated statements of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

(d)	Consolidated Subsidiaries

	Ownership
Subsidiaries	Year of establishment	Percentage (%)		Primary business
		2008	2009
Korea Hydro & Nuclear Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd.	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Inc.	1977	97.9	97.9	Engineering for utility plant
KEPCO KPS.	1984	80.0	80.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company
KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company
KEPCO Lebanon SARL	2006	100.0	100.0	Operation of utility plant
KEPCO Neimenggu International Ltd.	2006	100.0	100.0	Holding Company
KEPCO Shanxi international Ltd.	2007	100.0	100.0	Holding Company
KEPCO Philippines Corporation	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)

KEPCO Salcon Power Corporation	2005	76.0	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)
Komipo Global Pte Ltd.	2007	100.0	100.0	Construction and operation of coal plant
Garolim Tidal Power Plant Co., Ltd. (*1, 2)	2009	—	49.0	Power generation
KEPCO Australia Pty., Ltd. (*1)	2009	—	100.0	Holding Company
KOSEP Australia Pty., Ltd. (*1)	2009	—	100.0	Holding Company
KOMIPO Australia Pty Ltd. (*1)	2009	—	100.0	Holding Company
KOWEPO Australia Pty.,Ltd. (*1)	2009	—	100.0	Holding Company
KOSPO Australia Pty Ltd. (*1)	2009	—	100.0	Holding Company
KEPCO Canada Energy Inc. (*1)	2009	—	100.0	Holding Company

(*1)	These entities are included as consolidated subsidiaries from this year.
(*2)	The Company owns less than 50% of Garolim Tidal Power Plant Co., Ltd. However, because the Company is considered to possess power to influence majority of the votes on the investee’s board of directors, this entity is consolidated.

(e)	Affiliates Accounted for Using the Equity Method

	Ownership
Affiliate	Year of establishment	percentage (%)		Primary business
		2008	2009
Korea Gas Corporation (*1)	1983	24.5	24.5	Importing and wholesaling LNG
Korea District Heating Co., Ltd.	1985	26.1	26.1	Generating and distributing electricity and heat
LG Powercom Corporation (*1)	2000	43.1	43.1	Leasing telecommunication lines and providing internet access
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Electricity metering
YTN (*1)	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd.	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation	2006	40.0	40.0	Operation of utility plant
Datang Chifang Renewable Co., Ltd.	2006	40.0	40.0	Construction and operation of utility plant
Gemeng International Energy Group Co., Ltd.	2007	34.0	34.0	Construction and operation of utility plant
KEPCO Energy Resource Nigeria Ltd.	2007	30.0	30.0	Construction and operation of utility plant
Gangwon Wind Power Co., Ltd (*2)	2001	15.0	15.0	Wind power generating
Hyundai Green Power Co. Ltd.	2007	29.0	29.0	Generating electricity
Cheongna Energy Co.,Ltd.	2005	27.0	30.0	Generating and distributing
Cirebon Electric Power.	2007	27.5	27.5	Construction and operation of utility plant
Denison Mines Corporation (*1, 2)	2009	—	19.9

(*1)	Korea Gas Corporation, LG Powercom Corporation, and YTN are currently listed in the Korea Stock Exchange, and the fair market value of these investments as of June 30, 2009 are KRW893,970 million, KRW332,268 million, and KRW40,770 million, respectively. Also, Denison Mines Corporation is currently listed in the New York Stock Exchange, and the fair market value of this investment as of June 30, 2009 was KRW127,560 million based on the Toronto Stock Exchange standard (or KRW120,710 million based on the New York Stock Exchange standard).
(*2)	The Company’s ownership of Gangwon Wind Power Co., Ltd and Denison Mines Corporation does not, individually, exceed 20% of the investee’s equity. However, given that the Company has voting rights on the investees’ board of directors, it is considered that the Company has a significant influence on the invested companies. As result, these investments are accounted for under equity method.

(f)	Elimination of Investments and Shareholder’s Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the KEPCO’s investments against the related investees’ shareholders’ equity at June 30, 2009 is summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	KRW	3,175,844	Investments in affiliates	KRW	18,558,553
Capital surplus		15,533,049	Consolidated capital Surplus		1,962
Retained earnings		8,873,464	Consolidated retained Earnings		8,698,373
Accumulated other comprehensive income		42,874	Accumulated other comprehensive income		17,378
			Minority interests		348,398
			Other		567

	KRW	27,625,231		KRW	27,625,231

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month period ended June 30, 2009, have been translated into United States dollars at the rate of KRW1,273.5 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2009. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). As of June 30, 2009, the Company has a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2008, as announced by the Minister of Land and Transportation and Maritime Affairs is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - utility plant, transmission and distribution sites and other	KRW	6,275,672	9,940,722

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of December 31, 2008
Land	KRW	6,126,074	21,750	(22,096)	—	170,880	6,296,608
Buildings		7,291,784	761	(7,302)	(661,901)	643,924	7,267,266
Structures		28,405,415	1,002	(514)	(1,302,703)	2,718,515	29,821,715
Machinery		17,049,211	71,450	(3,372)	(3,168,570)	3,970,688	17,919,407
Vehicles		31,661	6,845	(26)	(19,459)	12,190	31,211
Loaded nuclear fuel		933,263	—	—	(416,977)	544,665	1,060,951
Capitalized asset retirement cost		1,859,958	—	—	(257,934)	205,770	1,807,794
Others		661,540	82,081	(54)	(172,227)	177,535	748,875
Construction in-progress		9,824,129	8,740,733	—	—	(8,387,294)	10,177,568

	KRW	72,183,035	8,924,622	(33,364)	(5,999,771)	56,873	75,131,395

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Disposals	Depreciation	Others(*)	Book value as of June 30, 2009
Land	KRW	6,296,608	11,323	(82,148)	—	49,889	6,275,672
Buildings		7,267,266	6,519	(881)	(340,975)	66,785	6,998,714
Structures		29,821,715	481	(7,980)	(688,014)	745,008	29,871,210
Machinery		17,919,407	29,816	(50,665)	(1,579,871)	1,012,600	17,331,287
Vehicles		31,211	2,464	(717)	(9,017)	2,073	26,014
Loaded nuclear fuel		1,060,951	—	—	(211,449)	270,415	1,119,917
Capitalized asset retirement cost		1,807,794	—	—	(132,554)	84,650	1,759,890
Others		748,875	56,402	(2,701)	(90,316)	57,673	769,933
Construction in-progress		10,177,568	6,563,568	—	—	(2,116,022)	14,625,114

	KRW	75,131,395	6,670,573	(145,092)	(3,052,196)	173,071	78,777,751

(*)	Others include transfers between asset categories, acquisition of capitalized asset retirement cost, and other non-cash items.

(4)	Insured Assets

Insured assets as of June 30, 2009 are as follows:

		Won (millions)
Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	KRW	909,357
Buildings and machinery	Nuclear property insurance		1,297,710
Buildings, machinery and construction in progress	Construction and shipping insurance		11,662,738
Buildings	General insurance		23,710,916
Construction in progress	Construction insurance		55,075
Inventories and machinery	Shipping insurance		5,740,680
Buildings	Other		410,724

In addition, as of June 30, 2009, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accidents, construction and other general insurance for its utility plants and inventories and general insurance for vehicles.

(5)	Intangible Assets

Changes in intangible assets for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Acquisitions	Amortization	Others	Book value as of December 31, 2008
Capitalized development cost	KRW	67,673	15,822	(19,563)	436	64,368
Port facility usage right		146,311	—	(8,128)	(56,940)	81,243
Water usage right		57,397	—	(16,952)	(131)	40,314
Dam usage right		2,017	—	(145)	4,237	6,109
Electricity usage right		50,935	47,907	(96,007)	36,100	38,935
Computer software and capitalized research and development costs		141,316	20,334	(65,471)	27,970	124,149
Others		375,678	276,541	(36,538)	(23,952)	591,729

	KRW	841,327	360,604	(242,804)	(12,280)	946,847

	Won (millions)
	2009
	Book value as of January 1, 2009		Acquisitions	Amortization	Others	Book value as of June 30, 2009
Capitalized development cost	KRW	64,368	5,216	(7,979)	(12,781)	48,824
Port facility usage right		81,243	—	(3,301)	—	77,942
Water usage right		40,314	—	(8,476)	(293)	31,545
Dam usage right		6,109	—	(72)	—	6,037
Electricity usage right		38,935	—	(2,973)	(21,299)	14,663
Computer software and capitalized research and development costs		124,149	5,222	(48,141)	32,359	113,589
Others		591,729	118,892	(38,544)	9,401	681,478

	KRW	946,847	129,330	(109,486)	7,387	974,078

In addition, the Company expensed research and development cost amounting to KRW268,684 million and KRW254,195 million for the six-month periods ended June 30, 2008 and 2009, respectively.

(6)	Investment Securities

(a)	Short-term Investment securities as of December 31, 2008 and June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Short-term investment securities
Trading Securities	KRW	13,960	KRW	9,695
Available-for-sale securities		—		—
Held-to-maturity securities		542		2,448

	KRW	14,502	KRW	12,143

Available-for-sale securities consist of beneficiary certificates and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2008 and June 30, 2009 are summarized as follows:

	Won (millions)
	2008
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	48.0	KRW	1,680	KRW	1,680
Korea Power Exchange	100.0		127,839		121,573
Hwan Young Steel Co., Ltd.	0.14		97		97
KNOC Nigerian East Oil Co., Ltd.	15.0		12		12
KNOC Nigerian West Oil Co., Ltd.	15.0		12		12
Dolphin Property Limited	15.0		12		12
KEPCO Australia Pty Ltd.	100.0		15,588		15,588
KEPCO Canada Energy Ltd.	100.0		1,215		1,215
Korea Electric Power Nigeria Ltd.	100.0		76		76
Cockatoo Coal Ltd.	4.77		6,793		8,646
Other equity securities	—		58,728		58,599
Debt securities	—		—		—

			212,052		207,510

Held-to-maturity:
Government and municipal bonds			2,419		2,419

Total		KRW	214,471	KRW	209,929

	Won (millions)
	2009
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives	48.0	KRW	1,680	KRW	1,680
Korea Power Exchange	100.0		127,839		117,682
Hwan Young Steel Co., Ltd.	0.10		1,091		97
KNOC Nigerian East Oil Co., Ltd.	15.0		12		12
KNOC Nigerian West Oil Co., Ltd.	15.0		12		12
Dolphin Property Limited	15.0		12		12
Korea Electric Power Nigeria Ltd.	100.0		76		76
Cockatoo Coal Ltd.	4.77		20,268		22,097
Other equity securities	—		251,427		251,322
Debt securities	—		—		—

			402,417		392,990

Held-to-maturity:
Government and municipal bonds			2,514		2,514

Total		KRW	404,931	KRW	395,504

The equity securities other than securities in Korea Power Exchange, Kanglim Co., Ltd. and Cockatoo Coal Ltd. are non-marketable securities and stated at cost due to the lack of information to determine fair value.

Investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, as allowed per SKAS No. 8 “Investments in Securities”, as the difference between the equity method and cost is considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, considering the purpose of establishment and articles of incorporation of Korea Power Exchange, the Company does not appear to have significant management control. Therefore, the investment is accounted for as available-for-sale at fair value. Based on the valuation report by the third party, the Company recorded valuation loss of KRW10,158 million for its investment in Korea Power Exchange, which have been accounted for as accumulated other comprehensive income.

The stock of Kanglim Co., Ltd. was listed on the Korea Securities Dealers Automated Quotation (the “KOSDAQ”) and those securities are evaluated at quoted market value (closing price as of the balance sheet date). The Company recorded loss on valuation of KRW105 million, which have been accounted for as accumulated other comprehensive income.

The Company invested in overseas oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture incorporated with Equator Exploration Limited and Nigerian governments, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and US$54 million related to the construction of power generation plants and gas pipes to Nigerian government.

As investments in Cockatoo Coal Ltd. is recorded at fair value as a marketable security, the Company recorded gain on valuation of KRW1,829 million as accumulated other comprehensive income.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions)
	2008
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	KRW	94,500	1,022,928	1,022,928
Korea District Heating Co., Ltd.	26.1		5,660	186,446	186,446
LG Powercom Corporation	38.8		323,470	384,901	384,901
Korea Electric Power Industrial Development Co., Ltd.	49		7,987	28,717	28,717
YTN	21.4		59,000	29,991	29,991
Gansu Datang Yumen Wind Power Co., Ltd.	40		11,342	14,256	14,256
Salcon Power Corporation	40		20,635	30,507	30,507
Datang Chifang Renewable Co., Ltd.	40		71,856	105,734	105,734
Gemeng International Energy Group Co. Ltd.	34		413,153	591,912	591,912
KEPCO Energy Resource Nigeria Limited.	30		8,463	8,647	8,647
Gangwon Wind Power Co., Ltd.	15		5,725	6,994	6,994
Hyundai Green Power Co. Ltd.	29		38,135	37,218	37,218
Cheongna Energy Co., Ltd.	27		1,800	4,822	4,822
PT.Cirebon Electric Power	27.5		48,679	54,095	54,095

		KRW	1,110,405	2,507,168	2,507,168

(Continued)

	Won (millions)
	2009
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5	KRW	94,500	1,041,307	1,041,307
Korea District Heating Co., Ltd.	26.1		5,660	194,878	194,878
LG Powercom Corporation	38.8		313,004	394,933	394,933
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	27,905	27,905
YTN	21.4		59,000	29,498	29,498
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		11,342	14,636	14,636
Salcon Power Corporation	40.0		20,635	32,661	32,661
Datang Chifang Renewable Co., Ltd.	40.0		71,856	113,853	113,853
Gemeng International Energy Group Co. Ltd.	34.0		413,153	585,410	585,410
KEPCO Energy Resource Nigeria Limited.	30.0		8,463	8,549	8,549
Gangwon Wind Power Co., Ltd.	15.0		5,725	8,973	9,047
Hyundai Green Power Co. Ltd.	29.0		38,135	36,718	36,718
Cheongna Energy Co., Ltd	27.0		12,200	11,129	11,129
PT.Cirebon Electric Power	27.5		35,999	40,002	40,002
Denison Mines Corporation	19.9		83,920	83,920	83,920

		KRW	1,181,579	2,624,372	2,624,446

Despite of holding less than 20% of the total number of voting stock of Gangwon Wind Power Co. Ltd., the Company utilizes the equity method of accounting to the investment, as the Company has significant influence over the operating and financial policies of Gangwon Wind Power Co., Ltd.

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are as follows:

	Won (millions)
	2008
	Book value as of January 1, 2008		Equity income (loss) of affiliates	Others (*)	Book value as of December 31, 2008
Korea Gas Corporation	KRW	938,137	111,251	(26,460)	1,022,928
Korea District Heating Co.		187,502	(717)	(340)	186,445
LG Powercom Corporation		389,326	6,041	(10,466)	384,901
Korea Electric Power Industrial Development, Ltd.		29,379	4,728	(5,390)	28,717
YTN		28,493	1,732	(234)	29,991
Gansu Datang Yumen Wind Power Co., Ltd.		7,543	2,534	4,179	14,256
Salcon Power Corporation		22,580	7,927	—	30,507
Datang Chifang Renewable Co., Ltd.		64,159	30,507	11,068	105,734
Gemeng International Energy Group Co. Ltd.		413,153	178,758	—	591,911
KEPCO Energy Resource Nigeria Limited.		7,625	382	639	8,646
Gangwon Wind Power Co., Ltd.		7,307	638	(852)	7,093
Hyundai Green Power Co. Ltd.		16,364	(403)	21,257	37,218
Cheongna Energy Co., Ltd.		1,499	(456)	3,780	4,823
PT.Cirebon Electric Power.		—	5,394	48,702	54,096

	KRW	2,113,067	348,316	45,883	2,507,266

	Won (millions)
	2009
	Book value as of January 1, 2009		Equity income (loss) of affiliates	Others (*)	Book value as of June 30, 2009
Korea Gas Corporation	KRW	1,022,928	39,035	(20,656)	1,041,307
Korea District Heating Co.		186,445	27,599	(244)	213,800
LG Powercom Corporation		384,901	10,031	1	394,933
Korea Electric Power Industrial Development, Ltd.		28,717	4,970	(5,782)	27,905
YTN		29,991	(271)	(222)	29,498
Gansu Datang Yumen Wind Power Co., Ltd.		14,256	328	52	14,636
Salcon Power Corporation		30,507	7,244	(5,090)	32,661
Datang Chifang Renewable Co., Ltd.		105,734	8,119	—	113,853
Gemeng International Energy Group Co. Ltd.		591,911	(6,503)	2	585,410
KEPCO Energy Resource Nigeria Limited.		8,646	(98)	1	8,549
Gangwon Wind Power Co., Ltd		7,093	1,966	(12)	9,047
Hyundai Green Power Co. Ltd.		37,218	(499)	(1)	36,718
Cheongna Energy Co., Ltd.		4,823	(313)	6,619	11,129
PT.Cirebon Electric Power.		54,096	(2,343)	(11,751)	40,002
Denison Mines Corporation		—	—	83,920	83,920

	KRW	2,507,266	89,265	46,837	2,643,368

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to capital surplus and gain (loss) on investment securities in accumulated other comprehensive income.

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of December 31, 2008 and June 30, 2009 is shown in the following table. There are no significant differences between carrying value of investment and share of underlying net equity.

	Won (millions)
	2008
	Total Assets		Total Liabilities	Sales	Net Income (Loss)
Korea Gas Corporation	KRW	20,807,767	16,624,885	23,324,594	435,153
Korea District Heating Co.		2,382,031	1,666,926	1,189,916	9,072
LG Powercom Corporation		1,937,073	944,983	1,273,769	5,991
Korea Electric Power Industrial Development, Ltd.		128,479	69,873	261,090	12,833
YTN		187,383	47,424	104,441	8,731
Gansu Datang Yumen Wind Power Co., Ltd.		148,453	112,812	5,777	(688)
Salcon Power Corporation		88,946	9,373	24,249	10,826
Datang Chifang Renewable Co., Ltd.		785,065	521,100	47,090	15,188
Gemeng International Energy Group Co. Ltd.		1,741,968	1,051	12,524	(101,016)
KEPCO Energy Resource Nigeria Limited.		57,463	28,641	3,663	74
Gangwon Wind Power Co., Ltd		155,491	108,867	16,099	4,358
Hyundai Green Power Co. Ltd.		163,032	34,695	—	(1,283)
Cheongna Energy Co., Ltd.		88,346	70,485	1,021	1,449
PT.Cirebon Electric Power		68,747	2,961	—	(726)

	KRW	28,740,244	20,244,276	26,264,233	399,962

	Won (millions)
	2009
	Total Assets		Total Liabilities	Sales	Net Income (Loss)
Korea Gas Corporation	KRW	19,908,754	15,651,571	10,966,786	263,675
Korea District Heating Co.		2,971,740	2,151,639	732,148	105,215
LG Powercom Corporation		2,022,061	1,004,117	709,694	25,853
Korea Electric Power Industrial Development, Ltd.		124,685	67,736	125,303	9,611
YTN		184,405	45,708	107,084	7,347
Gansu Datang Yumen Wind Power Co., Ltd.		163,381	126,791	4,327	41
Salcon Power Corporation		114,190	25,813	10,966	4,276
Datang Chifang Renewable Co., Ltd.		897,669	606,650	49,823	16,852
Gemeng International Energy Group Co. Ltd.		1,722,490	697	717	(61,991)
KEPCO Energy Resource Nigeria Limited.		41,002	12,506	—	769
Gangwon Wind Power Co., Ltd.		164,909	105,083	9,879	5,726
Hyundai Green Power Co. Ltd.		253,317	126,702	—	(795)
Cheongna Energy Co., Ltd.		155,009	118,189	1,303	(885)
PT.Cirebon Electric Power		202,088	91,192	—	(3,304)
Denison Mines Corporation		1,241,485	211,325	47,782	(26,400)

	KRW	30,167,185	20,345,719	12,765,812	345,990

(7)	Loans to Employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2008 and June 30, 2009:

	Won (millions)
	2008		2009
Current portion of long-term loans	KRW	32,899	32,805
Long-term loans		426,943	437,492

	KRW	459,842	470,297

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions)
	2008		2009
Deposits	KRW	260,247	280,053
Assets received from KEDO		93,625	93,519
Others		150,536	210,985

	KRW	504,408	584,557

(9)	Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2008 and June 30, 2009 as follows:

	Won (millions)
	2008		2009
Cash and cash equivalents	KRW	88,835	143,596
Short-term financial instruments		50,000	—
Long-term financial instruments		5	5

	KRW	138,840	143,601

(10)	Inventories

Inventories as of December 31, 2008 and June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Raw materials	KRW	2,336,236	2,350,348
Supplies		1,264,450	1,324,623
Other		671,412	1,032,908

	KRW	4,272,098	4,707,879

(11)	Other Current Assets

Other current assets as of December 31, 2008 and June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Current portion of long-term loans	KRW	33,707	33,521
Accrued interest income		21,946	29,691
Advance payments		31,160	82,389
Prepaid expenses		35,772	85,841
Others		65,593	68,365

	KRW	188,178	299,807

(12)	Shareholders’ Equity

(a)	Capital Stock

The Company’s authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value KRW5,000 per share. Under the Company’s articles of incorporation, the Company is authorized to issue up to 150,000,000 shares of non-voting preferred stock. No shares of preferred stock have ever been issued. As June 30, 2009, 641,567,712 shares of common stock have been issued.

(Continued)

(13)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2008 and June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Involuntary:
Legal reserve (*1)	KRW	1,603,919	1,603,919

Voluntary:
Reserve for investment on social overhead capital (*2)		5,277,449	5,277,449
Reserve for research and human resources development (*2)		330,000	330,000
Reserve for business rationalization (*3)		31,900	—
Reserve for business expansion (*4)		19,008,932	16,088,363
Reserve for dividend equalization (*5)		210,000	210,000

		24,858,281	21,905,812

	KRW	26,462,200	23,509,731

(*1)	The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.
(*2)	The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.
(*3)	Until December 10, 2002 under the Special Tax Treatment Control Law (the “Law”), investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization for tax benefits received for certain investments. However, existing reserves are not available for cash dividends and can be credited only to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.
(*4)	Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no reserve is required.
(*5)	The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(14)	Capital Adjustments

The Company has treasury stock amounting to KRW741,489 million (18,929,955 shares) and KRW741,489 million (18,929,995 shares) as of December 31, 2008 and June 30, 2009, respectively, for the purpose of stock price stabilization.

(15)	Accumulated other Comprehensive Income

Accumulated other comprehensive income, net of tax as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions)
	2008		2009
Gain on valuation of available- for-sale securities, net	KRW	(3,759)	(7,317)
Equity in other comprehensive income of affiliates		329,973	340,252
Overseas operation translation credit		(5,598)	2,178
Gain (loss) on valuation of cash flow hedges		114,448	19,666

	KRW	435,064	354,779

(16)	Short-term Borrowings

Short-term borrowings as of December 31, 2008 and June 30, 2009 are as follows:

(a)	Local Currency Short-term Borrowings

Lender	Type	Annual interest rate %	Won (millions)
			2008		2009
Woori Bank, etc	Commercial paper	2.12~4.89	KRW	1,159,289	1,307,000

(b)	Foreign Currency Short-term Borrowings

	Type	Annual interest rate %	Won (millions)
Lender			2008		2009
Korea Exchange Bank, etc	General	3M Libor + 0.35~2.7%	KRW	198,421	441,533
		3.01~6.1%

(17)	Long-term Debt

Long-term borrowings as of December 31, 2008 and June 30, 2009 are as follows:

(a)	Local Currency Long-term Borrowings

	Type	Maturity	Annual interest rate %	Won (millions)
Lender				2008		2009
Korea Development Bank	Facility	2009-2012	0.50~6.87	KRW	3,351,893	2,601,225
Industrial Bank of Korea	Development of power resource	2012	4.00		99,666	57,866
Ministry of Knowledge Economy	Development of power resource	2010	4.00		20,000	20,000
National Agricultural Cooperative Federation	Development of power resource	2011	3.08~4.00		114,375	85,625
Korea Exchange Bank	Energy rationalization	2011~2021	3.50~5.81		1,022,682	1,000,032
Others	General	2008~2042	0.50~5.21		1,018,967	768,462

					5,627,583	4,533,210
Less: Current portion					(2,201,430)	(2,245,251)

				KRW	3,426,153	2,287,959

(b)	Foreign Currency Long-term Borrowings

	Type	Maturity	Annual interest rate %	Won (millions)
Lender				2008		2009
Japan Bank for International Cooperation	Facility	2014	8.28	KRW	138,320	128,829
Korea National Oil Corporation	Oil production	2021~2022	3Y treasury note – 3.00		11,046	11,285
The Export-Import Bank of Korea	Project loans	2014	7.27		225,252	130,964
Woori Bank	Project loans	2009~2017	LIBOR+0.30		125,750	120,913
USEXIM	Facility	2015	4.48		73,227	68,345
Others	Facility	2007~2010	7.56~9.00		16,885	—

					590,480	460,336
Less: Current portion					(52,390)	(48,145)

				KRW	538,090	412,191

(c)	Debentures

	Maturity	Annual interest rate %	Won (millions)
			2008		2009
Local currency debentures:
Electricity bonds	2006~2013	3.61 ~ 7.19	KRW	10,050,000	13,990,000
Corporate bonds	2006~2011	3.54 ~ 7.58		4,030,010	5,340,010

				14,080,010	19,330,010

Foreign currency debentures:
FY-93	2013	7.75		440,125	449,645
FY-96	2006~2096	6.00~8.28		320,627	326,785
FY-97	2010	6.75~7.00		395,758	404,317
FY-03(*1)	2008~2013	5.12		188,626	192,705
FY-04	2007~2034	4.88~5.5		880,240	1,156,230
FY-05	2010~2012	3.13~5.25		821,306	837,738
FY-06	2016	5.24~5.50		817,376	578,115
FY-07	2010	1.22~5.75		969,206	941,022
FY-08		3M USD Libor+
		1.5~1.8
		3M JPY Libor+
		1.7, 2.22~5.38		1,730,060	1,738,519
FY-09		2.5~6.25		—	1,418,328

				6,563,324	8,043,404

				20,643,334	27,373,414
Less: Current portion				(2,190,963)	(2,280,672)
Discount				(49,747)	(74,333)

			KRW	18,402,624	25,018,409

(*1)	In 1996, the Company issued bonds of US$208,256 thousand which is repaid in equal installments over the term of the bond until 2096.

(d)	Exchangeable Bonds

	Annual interest rate %	Won (millions)
Description		2008		2009
Overseas exchangeable bonds (*1)	0.00	KRW	485,682	485,682
Overseas exchangeable bonds (*1)	0.00		555,114	555,113

			1,040,796	1,040,795

Plus: Premium on debentures issued			—	—
Less: Discount on debentures issued			(49,729)	(41,580)
Conversion right adjustment			(39,123)	(32,624)

Exchangeable bonds, net		KRW	951,944	966,591

(*1)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The main terms of the bonds are as follows:

-	Maturity date: November 23, 2011

-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: KRW51,000 per share

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

In accordance with Article 17 - “Issuance of Convertible Bonds” and Article 11 - “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(e)	Foreign currency debts, by currency, as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions), US$, JPY, EUR, and PHP (thousands)
	2008				2009
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Short-term borrowings	US$	157,790		198,421	US$	228,354		293,371
	PHP	—	KRW	—	PHP	5,524,299	KRW	148,162

				198,421				441,533

Long-term borrowings	US$	399,610		502,510	US$	358,322		460,336
	PHP	3,315,884		87,970	PHP	—		—

				590,480				460,336

Debentures	US$	3,879,688		4,878,710	US$	4,879,084		6,268,159
	JPY	89,000,000		1,240,566	JPY	99,000,000		1,322,917
	EUR	250,000		444,058	EUR	250,000		452,328

				6,563,334				8,043,404

Exchangeable bond	JPY	61,345,128		485,682	JPY	61,345,128		485,682
	EUR	463,321		555,114	EUR	463,321		555,113

				1,040,796				1,040,795

			KRW	8,393,031			KRW	9,986,068

(f)	Aggregate maturities of the Company’s long-term debt as of June 30, 2009 are as follows:

	Won (millions)
Year ended June 30	Domestic currency borrowings		Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable bonds	Total
2010	KRW	2,245,251	48,145	2,280,000	1,484	—	4,574,880
2011		1,319,006	75,357	3,170,000	2,159,399	—	6,723,762
2012		722,617	75,356	3,160,010	391,796	1,040,795	5,390,574
2013		83,947	75,357	3,430,000	3,277,035	—	6,866,339
2014		62,417	66,038	3,050,000	835	—	3,179,290
Thereafter		99,972	120,083	4,240,000	2,212,855	—	6,672,910

	KRW	4,533,210	460,336	19,330,010	8,043,404	1,040,795	33,407,755

(18)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 18(e) as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions), all other currencies (thousands)
	2008				2009
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	17,789		22,639	US$	26,356		33,860
	EUR	209	KRW	383	EUR	155	KRW	281
	GBP	—		—	GBP	—		1
	CNY	62		11	CNY	—		—
	PHP	5,013		133	PHP	4,395		118
	INR	163,304		4,280	INR	92,129		2,464
	AUD	3,013		2,621	AUD	2,298		2,390
	PKR	—		—	PKR	25,950		409
	NGN	1,985		18	NGN	—		—
Short-term financial	USD	500		629	USD	2,500		3,212
instruments	INR	15,000		393	INR	20,000		535
Trade receivables	US$	10,479		13,177	US$	5,172		6,644
	EUR	125		221	EUR	2		4
	AUD	—		—	AUD	907		944
	INR	49,640		1,301	INR	61,057		1,633
	PHP	1,216		32	PHP	—		—
	PKR	—		—	PKR	7,487		118
Other accounts	US$	7,483		9,410	US$	4,865		6,251
receivable	INR	—		—	INR	25		1
Accrued income	US$	—		—	US$	54		70
	AUD	—		—	AUD	2		2
	INR	141		4	INR	211		6
Advance payments	US$	5,515		6,957	US$	—		—
Other current assets	PHP	6,555		174	PHP	1,704		46
	INR	6,065		159	INR	3,691		99
	AUD	97		84	AUD	—		—
	PKR	—		—	PKR	175		3
Other non-current	US$	564		709	US$	506		651
assets	EUR	30		54	EUR	21		38
	JPY	13,428		187	JPY	520		48
	CAD	2		2	CAD	—		—
	CNY	40		7	CNY	13		2

			KRW	63,585			KRW	59,830

	Won (millions), US$, JPY and EUR (thousands)
	2008				2009
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Liabilities:
Trade payables	US$	488,279	KRW	614,010	US$	378,871	KRW	486,736
	EUR	314		557	EUR	—		—
	JPY	33,062		461	JPY	—		—
	CNY	1,779		328	CNY	1,779		335
	PHP	1,342		36	PHP	—		—
	INR	4,680		123	INR	412		11
	AUD	630		548	AUD	—		—
	GBP	1		1	GBP	—		—
Other accounts payable	US$	32,966		42,582	US$	1,426		1,832
	EUR	1,459		2,657	EUR	1,358		2,457
	JPY	492		6,862	JPY	10,634,8		142,112
	CAD	52		54	CAD	6 547		607
	PHP	976		26	PHP	—		—
	INR	7,410		194	INR	46		1
	GBP	29		53	GBP	—		—
	SEK	142		23	SEK	—		—
Withholdings	US$	99		124	US$	—		—
	EUR	—		—	EUR	—		—
	CAD	179		196	CAD	—		—
Accrued expense Other current	US$	—		—	US$	529		550
liabilities	US$	458		576	US$	222		285
	CAD	—		—	CAD	36		40
	INR	130		3	INR	9,948		266
	AUD	10,593		278	AUD	—		—
	PHP	183		159	PHP	—		—

			KRW	669,851			KRW	635,232

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Estimated accrual at beginning of year	KRW	1,776,614	2,190,771
Provision for retirement and severance benefits		483,909	93,273
Payments		(78,204)	(123,585)
Others		8,452	808

Estimated accrual at end of year		2,190,771	2,161,267

Transfer to National Pension Fund		(91)	(91)
Deposit for severance benefit insurance		(455,223)	(434,174)

Net balance at end of year	KRW	1,735,457	1,727,002

(*)	Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company purchased individual severance insurance deposits, which meet the funding requirement for tax deduction purposes, in which the beneficiary is the respective employee, with a balance of KRW434,174 million as of June 30, 2009, and are presented as a deduction from the accrual of retirement and severance benefits.

The company transferred KRW91 million to the National Pension in accordance with the National Pension Scheme of Korea, and it is reflected in the consolidated balance sheet as a reduction of the retirement and severance benefit liability.

(20)	Liability for Decommissioning Costs

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the dismantling of nuclear power plants and disposal of spent fuel and low & intermediate radioactive wastes. In addition, under the Korean Atomic Energy Act (AEA), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Ministry of Education, Science and Technology (the “MEST”, formerly the Ministry of Science and Technology).

Effective January 1, 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs to the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantling and disposal of the nuclear power plants, spent fuel and low & intermediate radioactive waste.

In 2008, Radio-active Waste Management Act (“RWMA”) was enacted, which is effective as of January 1, 2009, in an effort to centralize the disposal of spent fuel and low & intermediate radioactive waste and related management process.

Even after the enactment of RWMA, the Company is still responsible for dismantling of nuclear power plants without any changes in their operation and accounting treatment, but for the disposal of spent fuel and low & intermediate radioactive waste, the responsibility was transferred to newly established Korea Radioactive Waste Management Corporation (“KRMC”), a government-owned entity.

As of December 31, 2008 and June 30, 2009, the Company has recorded a liability of KRW5,470,764 million and KRW5,609,441 million, respectively, for dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plants of KRW4,311,052 million and KRW4,310,967 million as of December 31, 2008 and June 30, 2009 and storage costs of spent fuel and low & intermediate radioactive waste of KRW1,159,712 million and KRW1,298,474 million as of December 31, 2008 and June 30, 2009, respectively. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from passage of time and changes in estimate related to either the timing or the amount of the initial estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of income.

For the year ended December 31, 2006, the Company computerized the processes for recording capitalized asset retirement costs and liability for decommissioning costs in relation to dismantling the nuclear power plants and storage of spent fuel and radioactive wastes. As part of the computerization process, the Company initiated a thorough investigation to identify accurate quantities of spent fuel and radioactive waste. As a result of the investigation, the Company found discrepancies between physical counts performed and pre existing data. In addition, the Company changed the timing of asset retirement cost recognition for spent fuel from when spent fuel is released to when new nuclear fuel is loaded. As a result of the discrepancy and the change in the timing of recognition, the Company adjusted the beginning balances of asset retirement costs and liability for decommissioning costs by KRW5,255 million and recognized it as a prior year error correction in the consolidated statements of income for year ended December 31, 2006.

Changes in the liability for decommissioning costs for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are summarized as follows:

	Won (millions)
	2008		2009
Balance at beginning of year	KRW	8,206,267	5,470,764
Liabilities incurred		470,376	131,888
Accretion expense for year		379,281	95,555
Payments for year		(8791)	(88,766)
Transfer to long-term other accounts payable		(3,576,369)	—

Balance at end of year	KRW	5,470,764	5,609,441

(21)	Provision for Decontamination of Transformer

Under the new regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to inspect and dispose of transformers and recorded a liability for inspection and disposal cost related to decontamination of existing transformers. Expenditures on inspection and disposal of transformers are expected to occur in the following 8 years and they can vary because of changes in assumed dates of regulatory requirement, technology.

(22)	Other Current Liabilities

Other current liabilities as of December 31, 2008 and June 30, 2009 are as follows:

	Won (millions)
	2008		2009
Advance received	KRW	45,642	156,821
Withholdings		209,732	167,676
Unearned revenue		73,244	56,630
Dividends payable		9,318	20,723
Others		434,396	533,244

	KRW	772,332	935,094

(23)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving foreign currency and interest rate of foreign currency debts.

(a)	Currency swap contracts as of June 30, 2009 are as follows:

	Contract Year	Settlement Year	Contract amounts in thousands			Contract interest rate per annual
Counterparty			Pay	Receive		Pay (%)	Receive (%)
ANZ	2008	2011	52,025	USD	50,000	5.17	3M USD Libor + 1.80%
BNP Paribas	2008	2011	52,375	USD	50,000	5.92	3M USD Libor + 1.80%
Calyon	2008	2011	52,375	USD	50,000	5.92	3M USD Libor + 1.80%
DBS	2008	2011	52,375	USD	50,000	6.01	3M USD Libor + 1.80%
DBS	2008	2011	51,730	USD	50,000	5.78	3M USD Libor + 1.70%
ING	2008	2,011	50,495	USD	50,000	6.24	6M USD Libor + 1.50%
Mizuho	2008	2,011	28,860	JPY	3,000,000	5.82	3M JPY Libor + 1.70%
Woori Investment Securities	2008	2,011	10,346	USD	10,000	5.78	3M USD Libor + 1.70%
Barclays	2008	2,013	187,020	USD	200,000	7.5	7.8
Credit Suisse	2008	2,013	140,265	USD	150,000	7.4	7.8
Deutsche Bank	2008	2,010	172,959	USD	125,000	2.5	3.1
Merrill Lynch	2008	2,010	86,479	USD	62,500	2.5	3.1
UBS	2008	2,010	86,479	USD	62,500	2.5	3.1
BTMU	2009	2,012	138,018	JPY	10,000,000	4.1	Tibor 3M+2.5%
CSFB	2003	2013	177,720	USD	150,000	5.12	4.75
Barclays	2006	2016	94,735	USD	100,000	5.26	6
CSFB	2006	2016	94,735	USD	100,000	5.26	6
Citibank	2006	2016	94,735	USD	100,000	5.24	6

TOKYO-MITSUBISHI	2007	2010		112,600	JPY	14,000,000	5.1	JPY Euro Yen 3m Tibor + 0.50%
Credit Suisse	2004	2011		86,400	USD	75,000	up to 3 years: 4.875 / from 4th year: 4.875-(10.9- JPY/KRW Spot rate)	4.95
JPMorgan	2004	2011		86,400	USD	75,000	up to 3 years: 4.875 / from 4th year: 4.875-(10.9- JPY/KRW Spot rate)	4.95
Barclays	2008	2013		56,652	USD	60,000	4.96	5.38
Citigroup	2008	2013		113,304	USD	120,000	4.96	5.38
Credit Suisse	2006	2016		98,100	USD	100,000	5.48	5.5
Goldman Sachs	2008	2013		113,304	USD	120,000	4.96	5.38
SMBC	2007	2010		116,620	JPY	14,000,000	4.56	1.38
UBS AG	2006	2016		98,100	USD	100,000	5.48	5.5
UFJ Mitsubishi	2007	2010		115,783	JPY	14,000,000	4.72	1.65
TOKYO-MITSUBISHI UFJ BANK	2007	2010		109,060	JPY	14,000,000	5.29	3M Euro yen Tibor + 0.50%
ABN Amro	2008	2011		29,190	USD	30,000	4.15	3M Libor + 1.30%
BNP PARIBA	2008	2011		48,650	USD	50,000	4.15	3M Libor + 1.30%
Barclays	2006	2016		71,888	USD	75,000	4.81	5.5
Deutsche Bank	2006	2016		71,888	USD	75,000	4.81	5.5
Woori Investment Securities	2008	2011		19,460	USD	20,000	4.15	3M Libor + 1.30%
ABN AMRO	2008	2013	USD	150,000		149,040	5.38	5.03
ABN AMRO	2008	2011	JPY	3,000,000		28,050	Libor+1.30%	4.5
ANZ	2008	2011	JPY	2,000,000		18,700	Libor+1.30%	4.5
BNP Paribas	2008	2011	JPY	5,000,000		46,750	Libor+1.30%	4.5
Barclays Bank PLC	2004	2014	USD	150,000		172,875	5.75	5.1
Deutsche Bank	2008	2013	USD	150,000		149,040	5.38	5.03
BNP Paribas	2004	2011		17,282	USD	15,000	4.85	4.88
Barclays	2004	2011		138,252	USD	120,000	4.85	4.88
Credit Suisse	2004	2011		115,210	USD	100,000	4.85	4.88
Hana Bank	2004	2011		17,282	USD	15,000	4.85	4.88

(b)	Interest rate swap contracts as of June 30, 2009 are as follows:

Counterparty	Notional amount in thousands	Contract interest rate per annual
		Pay (%)	Receive (%)	Term
Korea Exchange Bank	50,000	5.42	3M CD + 0.21%	2007-2010
Korea Exchange Bank	100,000	5.54	3M CD + 0.27%	2007-2010
Korea Exchange Bank	100,000	5.3	3M CD + 0.35%	2008-2011
Korea Exchange Bank	50,000	5.19	3M CD + 0.22%	2007-2010
Korea Exchange Bank	100,000	5.42	3M CD + 0.22%	2007-2010
Korea Exchange Bank	100,000	5.17	3M CD + 0.38%	2008-2011
Korea Exchange Bank	100,000	6.32	3M CD + 0.66%	2008-2011

JPMorgan	172,800	4.65	up to 2 years: 4.875 / from 3rd year: 4.875- (10.9-JPY/KRW Spot rate)	2005~2011

JPMorgan	100,000	6.13	CD + 0.54%	2008~2011

(c)	Currency forward contracts as of June 30, 2009 are as follows:

			Contract amounts
	Contract Date	Settlement Date	Receive (millions)		Pay (millions)		Contract exchange rate
A.N.Z	2009.03.05	2009.09.08		15,365	USD	10,000	1,545.30
JPMorgan	2009.06.30	2009.07.01	USD	2,000		2,546	1,272.90
Barclays	2009.06.30	2009.07.17	USD	2,000		2,545	1,272.60
Dae-gu Bank	2009.06.30	2009.07.17	USD	2,000		2,549	1,274.50
BOA	2009.06.16	2009.07.17	USD	2,000		2,563	1,281.60
Deutsche Bank	2009.06.24	2009.07.27	USD	5,000		6,385	1,277.10
Deutsche Bank	2009.06.26	2009.07.30	USD	3,000		3,803	1,267.80
Deutsche Bank	2009.06.16	2009.07.17	USD	2,000		2,514	1,257.10
Deutsche Bank	2009.06.22	2009.07.24	USD	2,000		2,527	1,263.30
Deutsche Bank	2009.06.30	2009.07.24	USD	4,000		5,138	1,284.60
Barclays	2009.06.25	2009.07.13	USD	1,000		1,275	1,274.50
Barclays	2009.06.25	2009.07.29		1,277	USD	1,000	1,277.10
China Construction Bank	2009.06.30	2009.07.13	USD	4,000		5,112	1,278.00

(d)	Valuation gains and losses on swap and forward contracts that do not qualify as hedges recorded as other income or expense for the six-month period ended June 30, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Currency swaps
Gains	KRW	354,880	93,061
Losses		(7,094)	(72,766)

Interest rate swaps
Gains		4,555	6,903
Losses		(38)	—

Currency forwards
Gains		5,361	2,582
Losses		(15,367)	—

	KRW	342,297	29,780

(e)	The losses (gains) on currency swap contracts qualifying as cash flow hedges of (KRW114,448 million) and (KRW19,666 million) are reflected within accumulated other comprehensive income for the year ended December 31, 2008 and for the six-month period ended June 30, 2009, respectively.

(f)	The transaction gains on derivatives are KRW54,507 million, and KRW47,028 million for the six-month period ended June 30, 2008 and 2009, respectively. The transaction losses on derivatives are KRW48,621 million, and KRW16,545 million for the six-month period ended June 30, 2008 and 2009, respectively. Transaction gains and losses are included in other income (expense) in the accompanying consolidated statements of income.

(24)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the six-month period ended June 30, 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Fuel	KRW	6,694,584	7,377,308
Purchase of electric power		1,924,481	1,862,065
Labor		1,054,483	874,383
Depreciation and amortization		2,442,815	2,583,849
Maintenance		802,194	904,446
Provision for decommissioning costs/accretion and related expenses		185,595	93,984
Research and development cost		207,534	212,481
Others		493,855	481,519

	KRW	13,805,541	14,390,035

(25)	Selling and Administrative Expenses

Details of selling and administrative expenses for the six-month period ended June 30 2008 and 2009 are as follows:

	Won (millions)
	2008		2009
Labor	KRW	321,956	253,351
Employee benefits		38,929	40,550
Sales commissions		196,529	196,498
Depreciation and amortization		37,587	42,081
Promotion		12,142	8,756
Commission-others		31,341	40,595
Bad debts		10,519	11,177
Maintenance		8,031	5,723
Research and development cost		48,047	39,965
Others		93,518	88,499

	KRW	798,599	727,195

(26)	Income Taxes

Income tax expenses for the six-month period ended June 30, 2008 and 2009 are summarized as follow:

	Won (millions)
	2008		2009
Current income taxes	KRW	96,881	141,480
Deferred income taxes allocated directly to shareholder’s equity		9,075	79,420
Deferred income taxes		(248,382)	(46,714)

Income tax expenses	KRW	(142,426)	174,186

(Continued)

The relation between Income before income taxes and Income tax expenses:

	Won (millions)
	2008		2009
Income before income taxes	KRW	(589,965)	(466,694)
Statutory tax rate		27.5%	24.2%
Expected taxes at statutory rate		(162,240)	(112,940)
Dividend income		(182,224)	(61,027)
Deferred tax on equity income of affiliates		145,435	248,509
Others		56,603	99,644

Income tax expenses	KRW	(142,426)	174,186

(27)	Earnings Per Share

Basic earnings per common share are calculated by dividing controlling interest in net income by the weighted-average number of shares of common stock outstanding for each of the six-month period ended June 30, 2008 and 2009 as follows:

	Won (millions)
	2008		2009
Controlling interest in net income	KRW	(469,380)	(663,793)
Weighted-average number of common shares outstanding		622,637,717	622,637,717

Basic earnings per common share	KRW	(754)	(1,066)

Diluted earnings per share are calculated by dividing diluted controlling interest in net income by the weighted-average number of shares of common equivalent stock outstanding for the six-month period ended June 30, 2008 and 2009 as follows:

	Won (millions)
	2008		2009
Controlling interest in net income	KRW	(469,380)	(663,793)
Exchangeable bond interest		—	—

Diluted net income		(469,380)	(663,793)

Weighted-average number of common shares and diluted securities outstanding		622,637,717	622,637,717

Diluted earnings per share	KRW	(754)	(1,066)

Exchangeable bonds to be convertible into common stocks as of June 30, 2009 are presented below:

	Won		Number of shares to be issued
	Exchange price	Exchange period
Overseas exchangeable bonds 2nd	51,000	2007.01.04 ~ 2011.11.11	18,899,466

(28)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the six-month period ended June 30, 2008 and 2009 are summarized as follows:

	Won (millions)
	2008		2009
Conversion of exchangeable bonds	KRW	510	—

(29)	Transactions and Balances with Related Companies

(a)	Significant transactions between the Company and related parties for the six-month period ended June 30, 2008 and 2009 are as follows.

		Won (millions)
Related Party	Transactions	2008		2009
Operating revenue and other income:
Korea Gas Corporation	Sales of electricity and others	KRW	17,291	19,409
Korea District Heating Co., Ltd.	”		136,768	143,955
LG Powercom Corporation	”		36,969	37,966
Korea Electric Power Industrial Development Co., Ltd.	”		6,101	5,825
Others			294	492

		KRW	197,423	207,647

Operating and other expenses:
Korea Gas Corporation	Purchases of LNG	KRW	3,566,735	2,735,242
Korea District Heating Co., Ltd.	Commissions for service and others		280	202
LG Powercom Corporation	”		35,964	33,981
Korea Electric Power Industrial Development Co., Ltd.	”		68,677	78,336
Others	”		450	90

		KRW	3,672,106	2,847,851

(b)	Receivables and payables arising from related parties transactions as of December 31, 2008 and June 30, 2009 are as follows:

		Won (millions)
Related party	Accounts	2008		2009
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	KRW	3,711	2,803
Korea District Heating Co., Ltd	”		63,221	9,301
LG Powercom Corporation	”		8,893	6,970
Korea Electric Power Industrial Development Co., Ltd.	”		439	1,462

		KRW	76,264	20,536

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	KRW	929,845	343,808
Korea District Heating Co., Ltd.	”		59,961	45
LG Powercom Corporation	”		4,601	2,412
Korea Electric Power Industrial Development Co., Ltd.	”		16,568	10,095
YTN	”		—	77

		KRW	1,010,975	356,437

(c)	Long-term borrowings from related parties as of December 31, 2008 and June 30, 2009 are as follows:

			Won (millions)
Lender	Type	interest rate %	2008		2009
Korea Development Bank	Facility	0.50~6.87	KRW	3,351,893	2,601,225
Ministry of Knowledge Economy	Rural area development	4.00		20,000	20,000

			KRW	3,371,893	2,621,225

(d)	Guarantees provided by related companies for the Company as of June 30, 2009 are as follows:

		USD (thousand)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings
Payment guarantee (*)	Korea Development	US$	689,113	Foreign currency bond

(*)	Korea Development Bank has provided a repayment guarantee for some of foreign currency debentures of KEPCO and debt related to the power generation business of KEPCO Ilijan Corporation, which existed at the time of spin-off.

(30)	Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the year ended December 31, 2008, and for the six-month period ended June 30, 2009 are as follows. These were eliminated in consolidation:

Consolidated subsidiaries	Transactions	2008		2009
Operating revenue and other income:
Korea Electric Power Corporation	Sales of electricity and others	KRW	631,700	251,480
Korea Hydro & Nuclear Power Co., Ltd.	”		5,801,584	2,801,451
Korea South-East Power Co., Ltd.	”		3,102,176	1,283,290
Korea Midland Power Co., Ltd.	”		3,608,107	1,617,622
Korea Western Power Co., Ltd.	”		3,687,034	1,698,558
Korea Southern Power Co., Ltd.	”		4,647,023	2,135,201
Korea East-West Power Co., Ltd.	”		3,883,761	1,729,336
Others	Commissions for service and others		1,352,502	609,551

		KRW	26,713,887	12,126,489

Operating and other expenses:
Korea Electric Power Corporation (*)	Purchased power and others	KRW	25,077,824	11,380,173
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		809,484	320,849
Korea South-East Power Co., Ltd.	”		172,245	71,700
Korea Midland Power Co., Ltd.	”		198,752	80,680
Korea Western Power Co., Ltd.	”		182,435	74,230
Korea Southern Power Co., Ltd.	”		95,618	42,399
Korea East-West Power Co., Ltd.	”		164,536	64,347
Others	”		12,993	92,111

		KRW	26,713,887	12,126,489

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2008 and June 30, 2009 are as follows. These were eliminated in the consolidation:

		Won (millions)
Consolidated subsidiaries	Accounts	2008		2009
Receivables:
Korea Electric Power Corporation	Trade receivables and other accounts receivable	KRW	1,366,570	1,464,303
Korea Hydro & Nuclear Power Co., Ltd.	”		990,144	858,071
Korea South-East Power Co., Ltd.	”		818,593	733,550
Korea Midland Power Co., Ltd.	”		374,625	283,302
Korea Western Power Co., Ltd.	”		480,977	374,031
Korea Southern Power Co., Ltd.	”		582,781	431,245
Korea East-West Power Co., Ltd.	”		661,659	534,558
Others	”		215,786	261,070

		KRW	5,491,135	4,940,130

Payables:
Korea Electric Power Corporation (*)	Trade payables and other accounts payable	KRW	3,932,977	3,191,938
Korea Hydro & Nuclear Power Co., Ltd.	”		441,247	524,711
Korea South-East Power Co., Ltd.	”		525,077	552,178
Korea Midland Power Co., Ltd.	”		57,181	62,840
Korea Western Power Co., Ltd.	”		124,996	141,411
Korea Southern Power Co., Ltd.	”		118,519	123,490
Korea East-West Power Co., Ltd.	”		259,060	266,980
Others	”		32,078	76,582

		KRW	5,491,135	4,940,130

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the six-month period ended June 30, 2009 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	KRW	12,075,080	Operating expenses	KRW	12,046,945
Rental income		35,000	Rent expenses		7,110
Interest income		9,757	Commissions		33,823
Other income		6,652	Interest expenses		34,991
			Other expenses		3,620

	KRW	12,126,489		KRW	12,126,489

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of June 30, 2009 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	KRW	1,673,800	Trade receivables	KRW	1,896,064
Other accounts payable		413,019	Other accounts receivables		190,712
Advances received		75,922	Advance payments		75,922
Accrued expenses		5,375	Accrued income		238
Unearned revenue		9,491	Prepaid expenses		9,502
Other long-term account payable		1,243,701	Other long-term account receivable		1,244,332
Construction grants		1,502,723	Other intangible asset		1,502,723
Others		16,099	Others		20,637

	KRW	4,940,130		KRW	4,940,130

(e)	The Company has provided guarantees for related companies as of June 30, 2008 as follows:

Type	Guaranteed company	US$ (thousands)
Other (*1)	KEPCO Ilijan Co.	US$	72,000
Other (*2)	KEPCO Lebanon SARL..	US$	17,277
Other (*3)	KEPCO Shanxi international Ltd.	US$	180,000
Other (*4)	KEPCO SALCON Power Corporation.	US$	100,000
Other (*5)	KOMIPO Global Pte Ltd.	IDR	12,300,000

(*1)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Cooperation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation.
(*2)	KEPCO Shanxi International Ltd. (the wholly owned subsidiary) formed the consortium with Deutsche Bank and Shanxi International Electric Power Ltd. to invest in the Chinese electric power generation business. The consortium established Gemeng International Energy Group Co., Ltd. (34% of ownership) to support this business. The Company has provided HSBC and Export-Import Bank of Korea (the “EXIM Bank”) with the payment guarantee for KEPCO Shanxi International Ltd.’s loan of US$180 million. The Company agreed with Deutsche Bank to refund the investment of USD 110,640 thousand and pay the additional interest of Libor + 2% for the period from initial investment date to the unqualified date in accordance with terms of the agreement, if Gemeng International Energy Group Co., Ltd. becomes bankrupt within 2 years from the establishment date or fails to be listed on the Hong Kong stock exchange within 6 years from the establishment date.
(*3)	The Company has provided performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17.1 million to the Lebanon Electricity Agency.
(*4)	The Company invested in power plant construction business in Cebu, Philippines and established KEPCO SPC Power Corporation to support this business. The Company has provided the debt payment guarantee amounting US$100,000 thousand to EXIM Bank for KEPCO SPC Power Corporation.
(*5)	PT Cirebon Electric Power, an affiliate of the Company is engaged in the power generation business in Indonesia. PT Cirebon Electric Power has commenced a construction of a 660MW thermal power plant for its power generation business. In relation to the power generation business, the Company has provided Indonesia Mizuho Bank with secondary performance guarantee of IDR 12.3 billion, through Korea Exchange Bank’s guarantee.

(31)	Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of June 30, 2009, the Company is engaged in 361 lawsuits as a defendant and 99 lawsuits as a plaintiff. The total amount claimed against the Company is KRW182,358 million and the total amount claimed by the Company is KRW58,602 million as of June 30, 2009. As of June 30, 2009, the Company recorded a liability related to the above claims amounting to KRW28,220 million in other long-term liabilities. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of June 30, 2009 are as follows:

(i)	Payment Guarantee

	Won (millions), US$, JPY, EUR, SAR (thousands)
Description	Financial institution	Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$	1,290,243
		JPY	14,703
		EUR	964

Payment of custom duties	Korea Exchange Bank	KRW	195,000

Borrowings	Korea Exchange Bank and others	US$	205,000
		KRW	554,000

Performance guarantees	Shinhan Bank and others	KRW	12,544
		US$	7,120

Payment of foreign currency (*)	Korea Exchange Bank	US$	79,448
		US$	96,927
	Export-Import Bank of Korea	SAR	25,000

(*)	Foreign currencies other than US$ are converted into US$.

(ii)	Overdraft and Others

		Won (millions), US$ (thousands)
Description	Financial institution	Credit lines
Overdraft	Korea Exchange Bank and others	KRW	475
Commercial paper	Korea Exchange Bank and others	KRW	501,242
		US$	192,870

Trade financing	National Agricultural Cooperative Federation and others	KRW	66,500

Repayment guarantees for foreign currency debentures	Korea Develop Bank	US$	669,113

(c)	The Company has provided a promissory notes as a guarantees as follows:

Objective	Providing company	Provided company	Description
Guarantee for short-term Borrowing	Korea South-East Power Co., Ltd	Woori Bank	One promissory note

Guarantee for contract Performance	KPS Co., Ltd	Hyundai Heavy Industry, Co. Ltd	One promissory note of KRW1,771 Million

Success repayable loan	KEPCO Nuclear Fuel Co. Ltd.	Korea Resources Corporation	Three promissory notes (blank)

(d)	The Company entered into an arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. But, the executive board of KEDO decided to terminate the light water reactor project on May 31, 2006 due to the political environment surrounding the Korean peninsula. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO. According to the TA, the Company mainly accepts all rights and obligations related to the light water reactor outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any potential claims by subcontractors to KEDO. As a result, the Company recorded transferred equipment in accordance with the TA as other non-current assets amounting to \ 93,519million. In addition, the Company recorded the estimated claims by subcontractors as other long-term liabilities amounting to KRW15,139million.

Pursuant to the terms of the TA, the Company is required to report the disposal or reuse of the transferred equipment to KEDO, and the gains and losses from the TA are shared with KEDO through the negotiation between two parties. The Company’s management believes that ultimate gains or losses are not reasonably estimated as of June 30, 2009 as it is contingent upon disposal or reuse of the related assets and settlement of obligations.

(e)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements require the Company to purchase minimum amounts which the Company has historically exceeded. The power purchased under these agreements amounted to KRW1,010,892 million, and KRW688,411 million for the six-month period ended June 30, 2008 and 2009, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(f)	The Company has contracted Doosan Industrial Co., Ltd. and others amounting to KRW8,791,693 million, JPY 17,792 thousand, and US$ 4,495 thousand in the aggregate as of June 30, 2009, for construction of power plant facilities and facility maintenance.

(g)	The Company has bituminous coal, anthracite Coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of June 30, 2009. Under these contracts, the Company must purchase an annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of June 30, 2009.

Fuel type	Contract expiration Term	Quantity
Bituminous Coal	2009~2012	45,612 thousand ton/year
Anthracite Coal	2009	Set by government
Oil	2009	1,232 thousand kl/year
LNG	2026	Mutual agreement

(h)	During 2001, the Company voluntarily suspended operations of the Gangneung hydroelectric generating plant to improve the quality of water used in generating electricity. The expenses related to the suspension of operations, including depreciation on the utility plant for the six-month period ended June 30, 2009 amounting to KRW3,200 million were charged to other expenses. On the other hand, the amounts of compensation for the residents of Gangneung related to improvement of quality of water are not reasonably measurable as of June 30, 2009.

(i)	In August 2005, a consortium consisting of the Company, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering won a bid from the federal government of Nigeria for exploration and production of oil in two off-shore blocks. This consortium holds 60% of the equity interest in the special purpose vehicle established to carry out the project regarding these two blocks and the Company holds 15 % of the interest in the consortium. In March 2006, the consortium entered into production sharing contracts with the Nigerian National Petroleum Corporation in connection with this project. Under these contracts, if the consortium is successful in finding oil, it will be entitled to operate the related facilities for 20 years. However, in January 2009, the leader of the consortium, Korea National Oil Corporation, was informed of a unilateral decision by the government of Nigeria to void allocation of the oil blocks granted to the consortium based on a claim that the consortium failed to pay full amount of the consideration. Korea National Oil Corporation has filed a suit in the Nigerian court challenging this assertion. The case is currently pending.

(j)	The Company is currently investing in overseas exploration and production of oil as part of a consortium consisting of the Company, Korea National Oil Corporation, a state-controlled enterprise, and Daewoo Shipbuilding & Marine Engineering. The Company holds 15% of the interest in the consortium. The consortium holds 60% of the equity interest in the special purpose vehicle established to carry out an oil exploration project in two off-shore blocks of Nigeria: KNOC WEST 323 and KNOC WEST 321. British Equator and the government of Nigeria holds rest of the equity interest in this arrangement. Also, the Company has provided business performance guarantee to the government of Nigeria for mining exploration, mining development, and other factors in the amount of $24,818 thousands, $34,650 thousand, and $18,881 thousand, respectively.

(32)	Segment Information

The below segment information is based on the management’s disaggregation of the Company for making operating decisions. Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into a segment.

Other segments that cannot be classified into the above-mentioned two segments have been combined and disclosed in an “all other” category. All other consist primarily of the operations from the engineering and maintenance for utility plant, information services, and sales of nuclear fuel, communication line leasing and others.

The Company evaluates performance of each segment based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(a)	The following table provides information for each operating segment for the six-month period ended June 30, 2008 and 2009.

	Won (millions)
	2008
	Electric business
	Transmission & distribution		Power generation(*)	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	KRW	14,652,020	47,226	258,062	—	14,957,308
Intersegment revenues		208,710	11,260,665	612,271	(12,081,646)	—

Total operating revenues		14,860,730	11,307,891	870,333	(12,081,646)	14,957,308

Cost of goods sold		(15,369,466)	(10,312,810)	(657,146)	11,931,714	(14,407,708)
Selling and administrative expenses		(618,537)	(144,947)	(85,762)	50,647	(798,599)

Operating income		(1,127,273)	850,134	127,425	(99,285)	(248,999)

Interest income		42,385	53,579	24,482	(38,782)	81,664
Interest expense		(335,712)	(104,606)	(21,002)	38,752	(422,568)
Equity income of affiliates		771,104	337	964	(650,628)	121,777
Other, net		(167,930)	(81,522)	58,538	69,075	(121,839)

Income before income taxes		(817,426)	717,922	190,407	(680,868)	(589,965)
Income taxes		353,540	(195,643)	(42,645)	27,174	142,426

Segment earnings before minority interests	KRW	(463,886)	522,279	147,762	(653,694)	(447,539)

	Won (millions)
	2009
	Electric business
	Transmission & distribution		Power generation(*)	All other	Consolidation adjustment	Consolidated
Unaffiliated revenues	KRW	15,368,195	98,851	296,923	—	15,763,969
Intersegment revenues		356,361	12,771,456	690,596	(13,818,412)	—

Total operating revenues		15,724,556	12,870,307	987,519	(13,818,412)	15,763,969
Cost of goods sold		(16,703,549)	(11,314,752)	(645,104)	13,714,313	(14,949,092)
Selling and administrative expenses		(547,573)	(122,079)	(114,939)	57,396	(727,195)

Operating income		(1,526,566)	1,433,476	227,476	(46,703)	87,682

Interest income		46,340	24,623	26,366	(40,210)	57,119
Interest expense		(507,613)	(304,891)	(19,473)	40,018	(791,959)
Equity income of affiliates		1,093,230	212	(1,173)	(1,016,183)	76,087
Other, net		106,529	21,118	57,811	(81,081)	104,377

Income before income taxes		(788,080)	1,174,538	291,007	(1,144,159)	(466,694)
Income taxes		145,601	(270,236)	(66,109)	16,558	174,186

Segment earnings before minority interests	KRW	(642,479)	904,302	224,898	(1,127,601)	(292,508)

(b)	The following table provides asset information for each operating segment as of December 31, 2008 and June 30, 2009.

	Won (millions)
	Electric business
	Transmission & distribution		Power generation(*)	All other	Consolidation adjustment	Consolidated
December 31, 2008
Property, plant and equipment	KRW	31,018,141	34,441,625	883,464	1,219,923	67,563,153
Total assets		65,642,591	45,483,784	3,145,329	(31,343,112)	82,928,592

June 30, 2009
Property, plant and equipment	KRW	33,072,373	37,509,181	1,125,557	1,113,928	72,821,039
Total assets		68,252,828	50,713,870	4,285,441	(31,344,487)	91,907,652

(*) Information for only domestic generation companies is presented.

(33)	Comprehensive Statement of Income

Comprehensive income for the six-month period ended June 30, 2008 and 2009 is summarized as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Net income	KRW	(447,539)	(640,880)	$(503,243)
Other comprehensive income, net of tax :
Gain (loss) on valuation of available-for-sale securities		2,395	(3,557)	(2,793)
Equity in other comprehensive income of affiliates		87,757	10,279	8,071
Gain (loss) on valuation of derivatives		2,500	(94,782)	(74,426)
Overseas operations translation		13,632	7,775	6,105

Comprehensive income	KRW	(341,255)	(721,165)	$(566,286)

The amounts of tax allocated to the other comprehensive income for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 are as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Gain (loss) on valuation of available-for-sale securities	KRW	(908)	1,003	$788
Equity in other comprehensive income of affiliates		(33,287)	(2,899)	(2,276)
Gain (loss) on valuation of derivatives		(948)	26,733	20,992

Overseas operations translation		(5,171)	(2,193)	(1,722)

Comprehensive income	KRW	(40,314)	22,644	$17,782

(34)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Revenue Recognition

The Company reads meters and bills customers on a cycle basis. The Company does not accrue revenue for power sold to customers between the meter-reading date and balance sheet date but records the revenue in the subsequent period. Under Korean GAAP, such practice is consistent with the Accounting Regulations for Public Enterprise Associated Government Agency, which have been approved by the Korean Ministry of Strategy and Finance (formerly the Korean Ministry of Finance and Economy) and considered by the utility industry in Korea as Korean GAAP. However under U.S. GAAP beginning in 2006, the Company recognizes unbilled revenue representing the sale of power between the cycle meter-reading date and the balance sheet date. Prior to 2006, the Company did not recognize any difference for amounts recognized under Korean GAAP, and had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company’s prior year consolidated financial statements using the income statement approach.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the use of the “dual approach” (both an income statement approach and a balance sheet approach) when evaluating whether an error is material to an entity’s financial statements, based on all relevant quantitative and qualitative factors. The SEC issued SAB 108 to address what the SEC identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both.

Effective December 31, 2006, the Company adopted SAB 108 and recorded the effects of prior year uncorrected differences which arose prior to January 1, 2006, as a cumulative effect adjustment to beginning retained earnings as of January 1, 2006 in accordance with the “dual approach” set forth in SAB 108.

(b)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment is established. Asset revaluations are not permitted after January 1, 2001.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(c)	Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1944, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S.GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

(d)	Accounting for Regulation

U.S. GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates designed to recover its reasonable costs plus a fair investment return. However, as discussed in Note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rate are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No.71.Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No.71.

The Company recognizes a regulatory liability or regulatory asset in consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated assets and liabilities as of December 31, 2008 and June 30, 2009.

	Korean Won(in millions)				Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009		2009
Capitalized foreign currency translation	KRW	609,723	KRW	583,965	$458,551
Reserve for self-insurance		(115,268)		(114,681)	(90,052)
Deferred income taxes		(1,068,372)		(1,045,716)	(821,135)

	KRW	(573,917)	KRW	(576,432)	$(452,636)

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(e)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(f)	Foreign Currency Translation

As discussed in note, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics. Accordingly, the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency translation gain or loss is included in the results of operations.

(g)	Intangible Assets

Under Korean GAAP, all costs incurred during the research phase are expensed as incurred. Costs incurred during the development phase are recognized as an asset only if all of the following criteria for recognition are satisfied; (1) it is probable that future economic benefits that are attributable to the asset will flow into the entity; and (2) the cost of the asset can be reliably measured. If the costs incurred fail to satisfy all of these criteria, they are recorded as periodic expense as incurred.

Under U.S. GAAP, all costs incurred during the research and development stages are expensed as incurred with the exception of certain computer software costs defined in Statement of Position (the “SOP”) 98-1. Under SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized.

(h)	Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of shareholders’ equity. Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity in other comprehensive income of affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of shareholders’ equity.

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

Changes in corporate tax rates for fiscal year 2009 and 2010 thereafter in Korea were enacted from 27.5% into 24.2% and 22%, respectively. According to FAS 109 paragraph 27, “Deferred tax liabilities and assets shall be adjusted for the effect of a change in tax laws or rates. The effect shall be included in income from continuing operations for the period that includes the enactment date.” In compliance with FAS 109, the effect of changes in tax rates was calculated of which amounts KRW42,314 million and accounted for tax expense (income from continuing operation).

(i)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN48”) - “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. This interpretation uses two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with this FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The Company adopted FIN 48 effective January 1, 2007, and elected to classify interest and penalties related to tax positions as a component of income tax expense.

The beginning balances of unrecognized tax benefits reconcile to the balance as of December 31, 2008 and June 30, 2009 in the following table:

	Korean Won(in millions)			Translation into U.S. Dollar (Note) (in thousands)
	2008		2009	2009
Total unrecognized tax benefits at January 1	KRW	5,690	12,695	$9,969
Amount of increase for current year’s tax position		11,394	46	36
Gross amount of increases for prior years’ tax position		458	0	0
Gross amount of decreases for prior years’ tax position		(4,847)	0	0

Total unrecognized tax benefit at December 31 (or June 30 for 2009)	KRW	12,695	12,741	$10,005

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Company’s effective tax rate. As of December 31, 2008 and June 30, 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is KRW6,438 million and KRW6,461 million, respectively.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. After the adoption of FIN 48, the Company has total gross accrual for interest income and penalties of KRW3,537 million and KRW3,741 million as of December 31, 2008 and June 30, 2009.

The Company’s major tax jurisdiction is the Republic of Korea, and during the periods ended December 31, 2008 and June 30, 2009, tax examinations for six entities, including KEPCO, were carried out. The Unrecognized tax benefits as of June 30, 2009 reflects tax examination results.

(j)	Liabilities for Decommissioning Costs

Prior to 2003

Under Korean GAAP, prior to January 1, 2003, the Company accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.

Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plant’s put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

Under U.S. GAAP, effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Costs” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability.

SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of KRW1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and thereafter

In October 2004, KASB issued Statement of SKAS No. 17 “Provisions and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continues to apply SFAS No. 143 in 2004 and thereafter.

Since the adoption of SKAS No. 17 and up to date, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•

Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•

Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

In 2008, as the regulation that defines responsibility of decommission were changed from the Electricity Enterprise Act to Radioactive Waste Management Act, Korea Radioactive Management Corporation (KRMC) was established. This made the responsibility to decommissioning the used nuclear fuel and low-level waste transferred from the Company to KRMC and the Company no more needs to account for the related liabilities and assets. Radioactive Waste Management Act does not result in the difference between K-GAAP and US-GAAP when treating the liabilities for decommissioning costs of the used nuclear fuel and low-level as of December 31, 2009

As explained in note, under Korean GAAP, the Company has accrued (Won) 5,584,458 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2009. Under U.S. GAAP, the Company has accrued KRW4,175,633 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2009. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability is due to the impact of the discount rate described in the first bullet above.

Amounts reconciled from Korean GAAP to U.S. GAAP for capitalized asset retirement costs, net of accumulated depreciation and liabilities for decommission costs are as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Decrease in capitalized asset retirement costs, net of accumulated depreciation	KRW	(866,658)	(846,419)	$(664,640)
Decrease in liabilities for decommissioning Costs		1,397,480	1,408,825	1,106,262

	KRW	530,822	562,406	$441,622

Details of the Company’s asset retirement costs as of December 31, 2008 and June 30, 2009 under U.S. GAAP are as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Capitalized asset retirement costs	KRW	1,134,699	1,219,350	$957,479
Less : accumulated depreciation		(395,025)	(492,961)	(387,091)

	KRW	739,674	726,389	$570,388

Changes in liabilities for decommissioning costs as of December 31, 2008 and June 30, 2009 under U.S. GAAP is as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Balance at beginning of year	KRW	5,911,298	4,061,056	$3,198,495
Liabilities incurred		470,376	131,888	103,563
Accretion expense for the year		320,250	84,210	66,125
Liabilities reversed (*1)		—	—	—
Payments		(8,791)	(88,766)	(69,703)
Transfer to long-term other account Payable		(3,576,369)	—	—
Others		956,520	—	—

Balance at end of year	KRW	4,073,284	4,188,388	$3,298,480

(*1)	In 2007, the usage period of Kori-1 nuclear generation unit was extended by 10 years under the permission of MESK. Accordingly, the Company recorded the difference between previously estimated and newly estimated amounts for the decrease in the liability.

(k)	Convertible Bonds

Under Korean GAAP, the value of conversion rights is recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, unless a conversion right would be considered an embedded derivative instrument requiring bifurcation, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. The Company has determined that the conversion feature embedded in our convertible debt should not be bifurcated. Also, the convertible bonds are subject to foreign currency translation because these convertible bonds were regarded as monetary foreign currency liabilities.

(l)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the shareholders’ equity section in the consolidated balance sheet.

(m)	Reserve for Self-insurance

Under Korean GAAP, in accordance with Accounting Regulations for Public Enterprise Associate Government Agency, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

(n)	Gain or loss on disposal of subsidiaries

Under Korean GAAP, when the parent company disposes of a portion of its investment in a subsidiary but still retains a controlling interest, any gain or loss on disposal should be recognized in capital surplus.

Under US GAAP, such gain or loss on disposal is recognized in other income.

(o)	Gain on Valuation of Non-marketable Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as other comprehensive income until realized.

However, under U.S. GAAP, investments in non-marketable equity securities that do not have readily determinable fair value are stated at cost using the cost method. As a result of the reconciliation of difference, the shareholders’ equity as of December 31, 2008 increased by KRW10,157 million compared to that under Korean GAAP.

(p)	Fair Value Hierarchy

Effective January 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements”. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 a year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS No. 157 provides for the following:

(i) Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

(ii) Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;

(iii) Requires consideration of nonperformance risk when valuing liabilities; and

(iv) Expands disclosures about instruments measured at fair value.

The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157. The classification of valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable: and

Level 3—Instruments whose significant inputs are unobservable.

Following is a description of the valuation methodologies the Company used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities

The Company classified available-for-sale equity securities with marketability within Level 1 of the valuation hierarchy where quoted prices are available in an active market. The Company generally classifies its securities within Level 2 of the valuation hierarchy where quoted prices for identical instruments in active markets are not available, the Company determines the fair values of its securities using pricing models, quoted prices of securities with similar characteristics or discounted cash flow models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures.

Derivatives

Derivatives are composed of cross currency swap and interest rate swaps valued using internal models that use readily observable market inputs, such as foreign currency exchange rates and swap rates. The Company classified derivatives as Level 2 within the valuation hierarchy.

Under Korean GAAP, fair value of derivatives is determined assuming the same nonperformance risk for the entity and the counterparty. However, U.S. GAAP requires consideration of both the entity’s nonperformance risk and counterparty nonperformance risk in determining the fair value of a derivative instrument. Due to such differences, for U.S. GAAP purpose, net income and other comprehensive income for the year ended June 30, 2009 were increased by KRW17,574 compared to those under Korean GAAP.

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis as of June 30, 2009:

(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets:
Investment securities	KRW	36,857	KRW	488,472	KRW	—	KRW	525,329
Financial derivatives		—		1,326,546		—		1,326,546

Total Assets	KRW	36,857	KRW	1,815,018	KRW	—	KRW	1,851,875

Liabilities:
Financial derivatives	KRW	—	KRW	56	KRW	—	KRW	56

(q)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i) Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii) Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii) Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments as of December 31, 2008 and June 30, 2009 are summarized as follows :

	Korea Won (in millions)
	2008				2009
	Carrying Amount		Carrying Amount		Carrying Amount		Fair value
Cash and cash equivalents	KRW	1,452,886	KRW	1,452,886	KRW	1,754,395	KRW	1,443,926
Short-term financial instruments		316,442		316,442		483,974		316,442
Trade receivables and account receivables-other		3,532,552		3,532,552		3,176,143		3,532,552
Investments:
Practicable to estimate fair value		22,685		22,685		36,857		36,857
Not practicable		201,746		N/A		370,790		N/A
Short-term borrowings		(1,357,710)		(1,357,710)		(1,748,533)		(1,748,533)
Trade payables and accounts payable-other		(3,099,089)		(3,099,089)		(1,901,476)		(1,901,476)
Long-term other account payable		(3,576,369)		(3,576,369)		(3,654,228)		(3,654,228)
Long-term debt, including current portion		(27,763,594)		(27,763,594)		(33,258,998)		(33,791,557)

(r)	Supplementary U.S. GAAP Disclosures

The Company’s supplementary information for the statement of cash flows is as follows:

	Korean Won(in millions)			Translation into U.S. Dollar (Note 2) (in thousands)
	2008		2009	2009
Interest paid, net of capitalized portion	KRW	1,140,600	642,247	$504,316
Income taxes paid		699,070	420,176	329,938

(s)	Recent Changes in U.S. GAAP

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. Specifically, SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; establishes a three-level hierarchy for fair value measurements based on the assumptions that market participants would use in pricing the asset or liability; requires consideration of the risk in a particular valuation technique and the risk inherent in the inputs, and nonperformance risk when valuing liabilities; and expands disclosures about the inputs used to measure fair value, recurring fair value measurements using significant unobservable inputs and the effect of the measurements on earnings for the period.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the Company to use observable market data and to minimize the use of unobservable inputs when determining fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The impact of adoption of SFAS 157 is disclosed in Note 34(p).

In February 2008, the FASB issued Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purpose of Lease Classification or Measurement Under Statement 13” (“FSP 157-1”) in order to amend SFAS No. 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS No. 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. In addition, in February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FAS 157-3”), which further clarifies the application of SFAS No. 157 in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market. FAS 157-3 was effective immediately upon issuance.

Effective January 1, 2008, the Company adopted SFAS No. 157, FSP 157-1, FSP 157-2 and FSP 157-3 for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. Adoption of SFAS 157 did not have a material effect on our financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” SFAS No. 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Accordingly, SAFS No. 159 provides an opportunity to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the adoption of SFAS No. 159 did not have a material impact on its results from operations or financial position.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008. The Company is evaluating the impact of SFAS 141R on our consolidated financial statements for any potential business combinations subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 requires the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. Required qualitative disclosures include: (1) How and why an entity is using a derivative instrument or hedging activity (e.g., for risk management or other purposes). (2) How the entity is accounting for its derivative instrument and hedged items under Statement 133 (and related guidance). (3) How the instrument affects the entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 addresses to establish that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position (FSP) APB14-1. “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This Statement clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), not addressed by Paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this

FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for the Company on January 1, 2009, and the Company is currently evaluating the impact of adopting Issue 07-5 on the Company’s consolidated financial condition, operating results and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46R and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on its results from operations or financial condition.

In January 2009, the FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. EITF 99-20-1 did not have a material impact on its results from operations or financial condition.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 are effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company is currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to its financial condition, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS No. 165 establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before the date that the financial statements are issued or are available to be issued. Specifically, the Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity will recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity will make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact that the adoption may have on our consolidated financial statements.

(t)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards

Effective January 1, 2007, the Company adopted the SKAS No. 21 “Preparation and Presentation of Financial Statements”, SKAS No. 23 “Earning per Share”, SKAS No.25 “Consolidation Financial Statement” and amended SKAS No.16 “Income Taxes”. The impact of those statements on the reconciliation to U.S. GAAP in 2007 was immaterial.

(u)	Effect on Net Income and Shareholders’ Equity

The effects of the significant adjustments to net income and shareholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won (in millions)						Translation into U.S dollars(Note 2) (in thousands)
	2007		2008		2009		2009
NET INCOME UNDER KOREAN GAAP	KRW	1,467,168	KRW	(2,914,039)	KRW	(686,706)	$(539,227)
ADJUSTMENTS:
MINORITY INTERESTS		(40,711)		(41,300)		22,913	17,992
OPERATING INCOME
Asset revaluation (note 34(b))		330,115		341,605		161,578	126,877
Special depreciation (note 34(c))		(5,328)		(2,776)		—	—
Regulated operations (note 34(d))		(2,135)		157,423		(3,254)	(2,555)
Capitalized foreign currency translation (note 34(f))		151,088		134,714		60,196	47,268
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 34(e))		(1,461)		(7,631)		1,528	1,200
Liabilities for decommissioning costs and capitalized asset retirement costs (note 34(j))		81,335		(844,988)		31,584	24,801
Reserve for self-insurance (note 34(m))		5,331		5,995		(586)	(461)
Revenue recognition (note 34(a))		52,057		73,784		(215,867)	(169,506)
Intangible assets (note 34(g))		(44,013)		(4,965)		14,309	11,236
Classification differences in the consolidated statements of income (*1)		(157,762)		(25,807)		(1,448)	(1,137)
OTHER INCOME (EXPENSES)
Asset revaluation – equity investments (note 34(b))		13,349		12,339		12,256	9,624
Capitalized foreign currency translation (note 34(f))		2,381		(863)		1,770	1,390
Convertible bonds (note 34(k))		(97,580)		(520,731)		13,513	10,611
Gain on disposal of subsidiaries (note 34(n))		63,209		—		—	—
Equity income of affiliates (*2)		(132,914)		(110,871)		(76,087)	(59,746)
Credit valuation adjustment (note 34(p))		—		(15,698)		17,574	13,800
Classification differences in the consolidated statements of income (*1)		157,762		25,807		1,448	1,137
INCOME TAX EXPENSES Deferred income taxes		(120,192)		(198,222)		(22,158)	(17,400)
Change in enacted tax rate (note 34(h))		—		6,366		—	—
FIN48 Liabilities (note 34(i))		(2,876)		(178)		(227)	(178)
Tax effect of gain or disposal of subsidiaries (note 34(n))		(16,264)		—		—	—
Tax effect of equity income of affiliates (*2)		24,944		17,492		18,413	14,459-
EQUITY INCOME OF AFFILIATES, NET OF TAX		107,970		93,379		57,674	45,288

NET INCOME (LOSS) UNDER U.S. GAAP	KRW	1,835,473	KRW	(3,819,165)	KRW	(591,577)	$(464,527)

(*1)	Certain donations and gain or loss on disposal of property, plant and equipment are recorded in other income or expenses under Korean GAAP while recorded in operating expenses under U.S. GAAP since those are regarded as operating expenses. This reclassification does not affect the net income under U.S. GAAP.
(*2)	Under Korean GAAP, equity income of affiliates is presented as other income, while it is shown after income tax expense under U.S GAAP.

					Translation into U.S. dollars (Note 2) (in thousands)
	Korean Won (in millions)
	2008		2009		2009
SHAREHOLDERS’ EQUITY UNDER KOREAN GAAP	KRW	41,274,814	KRW	40,561,517	$31,850,426
ADJUSTMENTS:
Current Asset
Account receivables
Revenue recognition (note 34(a))		1,069,171		853,304	670,046
UTILITY PLANT
Asset revaluation (note 34(b))		(6,425,196)		(6,269,622)	(4,923,142)
Capitalized asset retirement costs (note 34(j))		(866,658)		(846,419)	(664,640)
Construction in progress (note 34(g))		300,000		300,000	235,571
Capitalized foreign currency translation (note 34(f))		(1,046,947)		(986,747)	(774,831)
Reversal of eliminated profit on transactions with subsidiaries and affiliates (note 34(e))		107,918		109,446	85,941
INTANGIBLE ASSETS
Future radioactive wastes repository sites usage rights (note 34(g))		(300,000)		(300,000)	(235,571)
Research and development cost (note 34(g))		(48,978)		(34,613)	(27,179)
INVESTMENT SECURITIES
Asset revaluation (note 34(b))		(36,446)		(24,190)	(18,995)
Available-for-sale securities (note 34(o))		6,266		10,157	7,976
FINANCIAL DERIVATIVES
Credit valuation adjustment (note 34(p)		(85,759)		(67,717)	(53,174)
DEFERRED INCOME TAXES		1,358,236		1,342,944	1,054,530
LIABILITIES
Liabilities for decommissioning costs (note 34(j))		1,397,480		1,408,826	1,106,263
Regulated operation (note 34(d))		(573,917)		(576,432)	(452,636)
Reserve for self-insurance (note 34(m))		115,268		114,681	90,052
Convertible bonds (note 34(k))		(687,261)		(673,748)	(529,052)
FIN48 Liabilities (note 34(i))		(16,231)		(16,481)	(12,942)
Credit valuation adjustments (note 34(p))		1,356		888	697
MINORITY INTERESTS (note 34(l))		(312,945)		(343,824)	(269,983)

SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	KRW	35,230,171	KRW	34,561,970	$27,139,357

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the year period as of December 31, 2007, 2008 and June 30, 2009 is as follows:

	Korean Won (in millions)						Translation into U.S. dollars (Note 2) (in thousands)
	2007		2008		2009		2009
Operating income under Korean GAAP	KRW	2,821,675	KRW	(2,798,073)	KRW	87,682	$68,851
Asset revaluation		330,115		341,605		161,578	126,877
Special depreciation		(5,328)		(2,776)		—	—
Regulated operation		(2,135)		157,423		(3,254)	(2,555)
Capitalized foreign currency translation		151,088		134,714		60,196	47,268
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(1,461)		(7,631)		1,528	1,200
Asset retirement obligation		81,335		(844,988)		31,584	24,801
Reserve for self-insurance		5,331		5,995		(587)	(461)
Revenue recognition		52,057		73,784		(215,867)	(169,507)
Research and development cost		(44,013)		(4,965)		14,309	11,236
Classification differences in the consolidated statements of income		(157,762)		(25,807)		(1,448)	(1,137)

Operating income under U.S. GAAP	KRW	3,230,902	KRW	(2,970,719)	KRW	135,722	$106,573

The reconciliation of utility plant from Korean GAAP to U.S. GAAP at December 31, 2008 and June 30, 2009 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009		2009
Utility plant, net under Korean GAAP	KRW	69,795,285	KRW	72,821,039	$57,181,813
Asset revaluation		(6,425,196)		(6,269,622)	(4,923,142)
Construction in-progress		300,000		(846,419)	(664,640)
Capitalized asset retirement costs		(866,658)		300,000	235,571
Capitalized foreign currency translation		(1,046,947)		(986,747)	(774,831)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		107,918		109,446	85,941

Utility plant, net under U.S. GAAP	KRW	61,864,402	KRW	65,127,697	$51,140,712

The reconciliation of total assets from Korean GAAP to U.S. GAAP at as of December 31, 2008 and June 30, 2009 is as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009		2009
Total assets under Korean GAAP	KRW	88,198,610	KRW	91,907,652	$72,169,338
Adjustments:
Account Receivables		1,069,171		853,304	670,046
Utility Plant		(7,930,883)		(7,693,342)	(6,041,101)
Intangible assets		(348,978)		(334,613)	(262,750)
Investment securities		(30,180)		(14,033)
Financial derivatives		(85,759)		(67,717)	(53,174)
Deferred income taxes		1,358,236		1,342,944	1,054,530

Total assets under U.S. GAAP	KRW	82,230,217	KRW	85,994,195	$67,525,870

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2008 and June 30, 2009, computed under U.S. GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)
	2008		2009		2009
Deferred tax assets adjustments:
Asset revaluation	KRW	1,240,849	KRW	1,203,995	$945,422
Convertible bond		151,197		148,225	116,392
Regulated operation		126,262		126,815	99,580
Capitalized foreign currency translation		230,328		217,084	170,463
Research and development cost		10,775		7,615	5,980
Credit valuation adjustments		18,867		14,898	11,698
Fin48 Liabilities		6,256		6,279	4,931

Total deferred tax assets adjustments		1,784,534		1,724,911	1,354,466

Deferred tax liabilities adjustments:
Asset retirement obligation, net		(116,781)		(123,729)	(97,157)
Reserve for self insurance		(25,359)		(25,230)	(19,812)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(23,742)		(24,078)	(18,907)
Revenue Recognition		(258,739)		(206,500)	(162,152)
Available-for-sale securities		(1,379)		(2,235)	(1,755)
Credit valuation adjustments		(298)		(195)	(153)
Total deferred tax liabilities adjustments	KRW	(426,298)	KRW	(381,967)	$(299,936)

Net deferred tax assets adjustments:		1,358,236		1,342,944	1,054,530

Net deferred tax liabilities under Korean GAAP	KRW	1,318,849	KRW	1,326,157	$1,041,348

Net deferred tax assets under U.S. GAAP	KRW	2,677,085	KRW	2,669,101	$2,095,878

Basic earning per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for as of December 31, 2008 and June 30, 2009 under U.S. GAAP are as follows:

	Korean Won (in millions, except per share data)						Translation into U.S. dollars (Note 2) (in thousands, except per share data)
	2007		2008		2009		2009
Net income under U.S. GAAP (a)	KRW	1,835,473	KRW	(3,819,165)	KRW	(591,577)	$(464,529)
Effect of dilutive Securities		24,283		—		—	—

Adjusted net income (b)	KRW	1,859,756	KRW	(3,819,165)	KRW	(591,577)	$(464,529)

Weighted-average shares (c)		621,717,622		622,637,717		622,637,717	622,637,717
Effect dilutive securities		9,497,722		—		—	—

Adjusted weighted average shares (d)		631,215,344		622,637,717		622,637,717	622,637,717

Basic earnings per share under U.S. GAAP (a)/(c)	KRW	2,952	KRW	(6,134)	(Won)	(950)	$(746)

Diluted earnings per share under U.S. GAAP (b)/(d)	KRW	2,946	KRW	(6,134)	(Won)	(950)	$(746)

Basic earnings per ADS under U.S. GAAP	KRW	1,476	KRW	(3,067)	(Won)	(475)	$(373)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Jang-pyo
Name:	Lee, Jang-pyo
Title:	Treasurer

Date: November 23, 2009